2006






2006
Winner

GAIAM®

a lifestyle media company

YEAR IN REVIEW

milestones

Grew revenue by more than 50%

Increased income from operations by over 80%

Increased EPS to $0.23 from $0.08

Acquired companies with membership subscribers
and post-production expertise

Expanded membership programs to over 100,000 members

Increased media distribution to over 68,000 retail doors in the U.S.
and expanded our reach in the U.K. and Australia

Grew our branded lifestyle presence to over 6,000 retail doors

Launched mass market brand The FIRM®

Increased our fitness/wellness DVDs market share in the U.S. to over 44%
(Nielsen VideoScan)

Raised $90 million in capital for future expansion and acquisition



GROSS REVENUE
$250
$200
$150
$100
$50
$0
MILLION
$46
$99
$102
$143
$220
'99
'01
'03
'05
'06



"At first, people refuse to believe

that a strange new thing can be done,

then they begin to hope it can be done,

then they see it can be done,

then it is done

and all the world wonders why

it was not done centuries ago."

– Frances Hodgson Burnett

LETTER TO SHAREHOLDERS

Dear Fellow Shareholder,

Thank you for investing in our brand, and in our values. At Gaiam we measure our success both in dollars and in our positive contribution to the world. As the leading conscious-lifestyle brand, we unify the values of wellness, eco-living and personal development. Our media content, products and membership programs support and inspire people who identify with these values. And as we grow our success in this mission, we give back to our communities and our planet.

In 2006 we launched the world's first carbon-zero product shipping program and helped fund the planting of more than 52,000 trees, which will remove 67,000 tons of carbon dioxide from the atmosphere. We also earned elite Forest Stewardship Council certification for eco-responsible paper sourcing. These achievements and others earned Gaiam a ranking at 24 on the 100 Best Corporate Citizens list, published by *Business Ethics* magazine.

We also reached important business milestones as we continued to focus on expanding our reach, deepening customer brand affinity, and emphasizing our "lifestyle media" that inspires healthful, spiritually enriching and ecologically sound lifestyle choices.

Strengthened our media leadership In 2005, we set out to broaden our range of offerings and further solidify our success as the leader in lifestyle media. In 2006, we expanded our in-house media production capabilities by acquiring the balance of Conscious Media. We rounded out our media offerings by acquiring a majority interest in the inspirational-film DVD club Spiritual Cinema Circle.™ We continued producing original, award-winning branded media programs. We now have more than 2,400 titles in our media library and more than 140 awards for quality and creative content.

Two years ago, we pledged to keep increasing our leadership in the DVD market. In the U.S. fitness and wellness DVD category we grew our market share for the second year, maintaining our #1 ranking and increasing our market share from 4[illegible]5% to nearly 45% — almost four times greater than our nearest competitor. We also ranked 8th in the non-theatrical category, and we believe we will continue to grow in this area as we meet an underserved desire for inspiring and meaningful programming.





Jirka Rysavy, Chairman

Lynn Powers, President

GAIAM®

Gaiam, Inc.
360 Interlocken Boulevard
Broomfield, Colorado 80021

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, JUNE 19, 2007

To our shareholders:

The 2007 annual meeting of shareholders of Gaiam, Inc., a Colorado corporation, will be held on Tuesday, June 19, 2007, at 4:30 p.m. at the Omni Interlocken Resort, 500 Interlocken Boulevard, Broomfield, Colorado 80021, for the following purposes:

1. to elect directors of Gaiam to serve until the next annual meeting of shareholders or until their successors are duly elected and qualified;

2. to transact such other business as may properly come before the annual meeting, or any adjournment(s) or postponement(s) thereof.

Gaiam's board of directors has fixed the close of business on Friday, April 20, 2007, as the record date for determining the shareholders entitled to notice of, and to vote at, the annual meeting. A complete list of shareholders entitled to vote at the annual meeting will be available for inspection by any shareholder of Gaiam prior to the annual meeting, upon written request showing a proper purpose, during normal business hours at Gaiam's Broomfield, Colorado office. Only shareholders of record on the April 20, 2007 record date are entitled to notice of, and to vote at, the annual meeting and any adjournments or postponements thereof.

A copy of a proxy statement, a proxy card and Gaiam's Annual Report for the year ended December 31, 2006 accompany this notice. These materials will first be sent to shareholders on or before May 23, 2007.

Shareholders are cordially invited to attend the annual meeting in person. To assure you are represented at the annual meeting, please complete and sign the enclosed proxy card and return it promptly.

By Order of the Board of Directors,

John Jackson, Secretary
Broomfield, Colorado
April 20, 2007

YOUR VOTE IS IMPORTANT. WE URGE YOU TO DATE, SIGN AND PROMPTLY RETURN YOUR PROXY SO THAT YOUR SHARES MAY BE VOTED IN ACCORDANCE WITH YOUR WISHES.

GAIAM®

Gaiam, Inc.
360 Interlocken Boulevard
Broomfield, Colorado 80021

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 19, 2007

This proxy statement and the accompanying proxy card are being furnished to the shareholders of Gaiam, Inc. in connection with the solicitation of proxies by and on behalf of the Board of Directors of Gaiam for use at its 2007 annual meeting of shareholders to be held on Tuesday, June 19, 2007, starting at 4:30 p.m. at the Omni Interlocken Resort, 500 Interlocken Boulevard, Broomfield, Colorado 80021, and at any adjournment(s) or postponement(s) thereof. This proxy statement and the accompanying proxy card will be mailed to shareholders on or before May 23, 2007.

PURPOSE OF ANNUAL MEETING

At the annual meeting, shareholders will be asked: (i) to elect directors of Gaiam to serve until the next annual meeting of shareholders or until their successors are duly elected and qualified and (ii) to transact such other business as may properly be brought before the annual meeting. Our Board recommends a vote "FOR" the election of the nominees for directors of Gaiam listed below.

QUORUM AND VOTING RIGHTS

The presence, in person or by proxy, of the holders of a majority of the outstanding votes eligible to be cast by our Class A and Class B Common Stock is necessary to constitute a quorum at the annual meeting. Only shareholders of record at the close of business on the record date, Friday, April 20, 2007, will be entitled to notice of, and to vote at, the annual meeting. As of April 10, 2007, there were 19,252,456 shares of Class A Common Stock, par value $.0001, and 5,400,000 shares of Class B Common Stock, par value $.0001, outstanding and entitled to vote. Holders of Class A Common Stock as of the record date are entitled to one vote for each share held and holders of Class B Common Stock as of the record date are entitled to ten votes for each share held. The holders of the Class A and Class B Common Stock will vote together. Cumulative voting is not permitted for any purpose. Once a quorum is present, the affirmative vote of a majority of the votes eligible to be cast on any subject matter shall be the act of the shareholders, other than with respect to the election of directors as described below.

Mr. Jirka Rysavy, our Chairman and Chief Executive Officer, holds all 5,400,000 outstanding shares of Class B Common Stock and 1,118,682 shares of Class A Common Stock. These shares are sufficient to constitute a quorum and to elect all Gaiam directors and Mr. Rysavy has indicated that he plans to be present at the meeting and vote in favor of the directors nominated by our Board.

All shares of Common Stock represented by properly executed proxies will, unless the proxies have previously been revoked, be voted in accordance with the instructions indicated in the proxies. Abstentions and broker non-votes will have no effect on the result of the vote, although they will count towards the presence of a quorum. Any shareholder executing a proxy has the power to revoke the proxy at any time prior to its exercise. A proxy may be revoked prior to exercise by (a) filing with Gaiam a written revocation of the proxy, (b) appearing at the annual meeting and voting in person, or (c) submitting to Gaiam a duly executed proxy bearing a later date.

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies will be borne by Gaiam. In addition, officers, directors and other employees of Gaiam may solicit proxies by written communication, telephone or telegraph. These persons will receive no special compensation for any solicitation activities.

IT IS THE INTENTION OF THE AGENTS DESIGNATED IN THE ENCLOSED PROXY CARD TO VOTE "FOR" THE ELECTION OF ALL NOMINEES FOR DIRECTOR IDENTIFIED BELOW (UNLESS AUTHORITY IS WITHHELD BY THE SHAREHOLDER GRANTING THE PROXY). IF ANY NOMINEE BECOMES UNAVAILABLE TO SERVE FOR ANY REASON, THE PROXY WILL BE VOTED FOR A SUBSTITUTE NOMINEE OR NOMINEES TO BE SELECTED BY GAIAM'S BOARD, UNLESS THE SHAREHOLDER WITHHOLDS AUTHORITY TO VOTE FOR THE ELECTION OF DIRECTORS. JIRKA RYSAVY, WHO HOLDS 1,118,682 OF THE OUTSTANDING SHARES OF CLASS A COMMON STOCK AND 100% OF THE OUTSTANDING SHARES OF CLASS B COMMON STOCK, HAS INFORMED GAIAM THAT HE INTENDS TO VOTE HIS SHARES IN FAVOR OF THE NOMINEES SET FORTH IN THIS PROXY STATEMENT.

PROPOSAL—ELECTION OF DIRECTORS

Nominees for Election as Directors

The Board proposes that Jirka Rysavy, Lynn Powers, James Argyropoulos, Barnet M. Feinblum, Barbara Mowry, Ted Nark and Paul H. Ray be elected as directors of Gaiam, to hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified. Unless contrary instructions are given, the proxies will be voted for these nominees. Each nominee has agreed to serve if elected, and management has no reason to believe that any of the nominees will be unavailable for service. If for any unforeseen reason any nominee should decline or be unable to serve, the proxies will be voted to fill any vacancy so arising in accordance with the discretionary authority of the persons named in the proxy, unless contrary instructions are given.

The names of the nominees, their ages as of December 31, 2006, the years in which they began serving as directors if applicable, and their positions are set forth below. Each of the nominees is currently serving as a director of Gaiam.

JIRKA RYSAVY—age 52—Founder, Chairman and Chief Executive Officer of Gaiam. He has been Chairman since Gaiam's inception and became our full-time Chief Executive Officer in December 1998. In 1986, Mr. Rysavy founded Corporate Express, Inc., which, under his leadership, grew to become a Fortune 500 company supplying office and computer products and services. He was its Chairman and Chief Executive Officer until September 1998. Mr. Rysavy also founded and served as Chairman and Chief Executive Officer of Crystal Market, a health foods market, which was sold in 1987 to become the first Wild Oats Markets store.

LYNN POWERS—age 57—President, Director and Chief Executive Officer of North American operations of Gaiam. Ms. Powers has been President and a Director since February 1996. From February 1996 until September 2001, she was Chief Operating Officer, when she was promoted to Chief Executive Officer of North American operations. From 1992 to 1996, she was Chief Executive Officer of La Scelta, an importer of natural fiber clothing products. Before that, Ms. Powers was Senior Vice President Marketing/Strategic Development and Vice President Merchandising of Miller's Outpost, a specialty retailer.

JAMES ARGYROPOULOS—age 63—Director since May 2002. Mr. Argyropoulos has been primarily engaged as a private investor over the last fifteen years. Mr. Argyropoulos founded The Walking Company, a lifestyle specialty retailer, and served as its Chairman from 1992 until 2004. Previously Mr. Argyropoulos served as Chairman and Chief Executive Officer of The Cherokee Group Inc., a shoe manufacturing and apparel business he founded in 1972.

BARNET M. FEINBLUM—age 59—Director since October 1999. Mr. Feinblum is the President and Chief Executive Officer of Organic Vintners, a marketer of organic wines. Mr. Feinblum was the President, Chief Executive Officer and Director of Horizon Organic Dairy from May 1995 to January 2000. From July 1993 through March 1995, Mr. Feinblum was the President of Natural Venture Partners, a private investment company. From August 1976 until August 1993, Mr. Feinblum held various positions at Celestial Seasonings, Inc., including President, Chief Executive Officer, and Chairman of the Board. Mr. Feinblum is also a director of Seventh Generation, Inc.

BARBARA MOWRY—age 59—Director since October 1999. Since 2003, Ms. Mowry has been Chief Executive Officer of Silver Creek Systems, a provider of enterprise data usability software. From 1997 until February 2001, Ms. Mowry was the President and Chief Executive Officer of Requisite Technology, a business-to-business e-commerce company specializing in the creation and management of electronic content and catalogs. Prior to joining Requisite Technology, Ms. Mowry was an officer of Telecommunications, Inc. (cable television) from 1995 to 1997; and UAL, Inc. (airline) from 1983 to 1990.

TED NARK—age 48—Director since June 2005. Since July 2006, Mr. Nark has served as a partner at Leonard Green and Partners, a private equity investment firm based in Los Angeles, California. Mr. Nark served as Chief Executive Officer of White Cap Construction Supply, a distributor of specialty hardware, tools and materials to construction contractors, from April 2002 through January 2006. From 1998 until 2002, Mr. Nark was the Chief Executive Officer and Manager Director of Corporate Express Australia, a publicly traded business to business office product distribution company in Australia. From 1992 until 1998, Mr. Nark worked for Corporate Express, Inc., as Northwest Division President from 1992 to 1995, and then as Group President from 1995 to 1998. Mr. Nark also serves on the Board of Directors of FTD Group, Inc. and Leslie's Poolmart, Inc.

PAUL H. RAY—age 67—Director since October 1999. Since 2000, Mr. Ray has been the Chief Executive Officer of Integral Partnerships LLC, a consulting firm specializing in Cultural Creative topics. From 1986 until 2000, he was Executive Vice President of American LIVES, Inc., a market research and opinion-polling firm. Prior to joining American LIVES, Mr. Ray was Chief of Policy Research on Energy Conservation at the Department of Energy, Mines and Resources of the Government of Canada from 1981 to 1983. From 1973 to 1981, Mr. Ray was Associate Professor of Urban Planning at the University of Michigan. He is the author of "The Integral Culture Survey," which first identified the Cultural Creatives subculture.

Each director serves for a one-year term.

Directors will be elected by a plurality of the votes cast. If no instructions are indicated on a proxy card, the shares will be voted "FOR" the election of these nominees for director. Because director nominees must receive a plurality of the votes cast at the annual meeting, a vote withheld from a particular nominee or from all nominees will not affect the election of that nominee.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES OF THE BOARD

DIRECTOR INDEPENDENCE, COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

The Gaiam Board of Directors currently consists of seven members and meets regularly during the year. The Board of Directors has determined that each of Messrs. Argyropoulos, Feinblum, Nark and Ray and Ms. Mowry are independent as defined by the listing standards of the NASDAQ Stock Market.

In 2006, our Board held four meetings. Each director who served as director attended over 75% of the aggregated number of meetings of our Board and of the Committees of our Board on which the director served during 2006.

All of the directors attended the 2006 annual meeting. Gaiam's policy on attendance by directors at the annual meeting encourages our directors to attend the annual meeting unless they have a scheduling conflict.

The Board of Directors generally has four regularly scheduled meetings during the year. We have five independent directors. Executive sessions (without management) are generally adjacent to a regularly scheduled Board meeting. Our Board has standing audit and compensation committees. We have adopted written charters for both committees, which can be found at: www.gaiam.com/corporate/.

Audit Committee. During 2006, the Audit Committee consisted of Messrs. Feinblum and Argyropoulos and Ms. Mowry, and each member of the committee is independent within the meaning of rules of NASDAQ Stock Market. During 2006, Barnet Feinblum served as chairperson of the Audit Committee and was an "audit committee financial expert," as defined by the SEC rules adopted pursuant to the Sarbanes-Oxley Act of 2002. The Audit Committee is responsible for the appointment, compensation and oversight of Gaiam's auditor and for approval of any non-audit services provided by the auditor. The Audit Committee also oversees (a) management's maintenance of the reliability and integrity of our accounting policies and financial reporting and disclosure practices; (b) management's establishment and maintenance of processes to assure that an adequate system of internal control is functioning; and (c) management's establishment and maintenance of processes to assure our compliance with all laws, regulations and company policies relating to financial reporting. The Audit Committee held three in-person meetings and two telephonic meetings during 2006.

Compensation Committee. The Compensation Committee consisted of Messrs. Ray and Nark and Ms. Mowry during 2006. During 2006, Barbara Mowry served as chairperson of the Compensation Committee. The Compensation Committee establishes compensation amounts and policies applicable to our executive officers, establishes salaries, bonuses and other compensation plans and matters for our executive officers and administers Gaiam's stock option plans and employee stock purchase plan. The Compensation Committee held two in-person meetings and one telephonic meeting during 2006.

Compensation Committee Interlocks and Insider Participation

During fiscal 2006, Gaiam's Compensation Committee has been comprised of Barbara Mowry (Chairperson), Ted Nark and Paul Ray. None of these persons has at any time been an officer or employee of Gaiam. None of Gaiam's executive officers serves or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on Gaiam's Board or the Compensation Committee.

We do not have a nominating committee, and nominations for directors are made by our full Board. Gaiam is exempt from NASDAQ Stock Market rules with respect to nominating committees because Gaiam may be deemed a controlled company on the basis of Mr. Rysavy's control of more than 50% of Gaiam's voting power, and in light of Mr. Rysavy's control, our Board does not believe a nominating committee would serve a purpose. Our bylaws set forth certain procedures that are required to be followed by shareholders in nominating persons for election to our Board. Generally, written notice of a proposed nomination must be received by Gaiam's Corporate Secretary not later than the 45th day nor earlier than the 70th day prior to the anniversary of the mailing of the preceding year's proxy materials. The Board considers a variety of factors when it selects candidates for election to the Board, including business experience, skills and expertise that are complimentary to those already represented on the Board, familiarity and identification with Gaiam's mission, values and market segments, and other relevant factors. The Board will consider qualified director candidates recommended by shareholders. Because Gaiam is a controlled company under the NASDAQ Stock Market rules, the Board has not adopted a formal policy regarding the consideration of director candidates recommended by shareholders; however, the Board would not evaluate shareholder nominees differently from Board nominees.

DIRECTOR COMPENSATION

Directors who are not employees of Gaiam or its affiliates, except for David Golden who as a representative of Revolution waived his fee, are paid a fee of $3,000 for each meeting of our Board that they attend, and a fee of $1,000 for each telephonic meeting attended. In addition, non-employee directors are paid a fee of $500 for attendance at each committee meeting and $250 for each telephonic committee meeting attended. Non-employee chairpersons of each standing committee receive an annual fee of $2,000. All directors elected to receive their 2006 compensation in Gaiam Class A common stock, except Mr. Ray, who elected to receive cash compensation.

Director Compensation Table

The following table provides compensation information for the one year period ended December 31, 2006 for each non-employee member of our Board of Directors.

Name	Fees Earned or Paid in Cash (1)	Stock Awards (1)	Option Awards (2)	Total
James Argyropoulos	---	$17,625	---	$17,625
Barnet M. Feinblum	---	$16,750	---	$16,750
Barbara Mowry	---	$18,000	---	$18,000
Ted Nark	---	$15,000	$11,475	$26,475
Paul H. Ray	$14,250	---	---	$14,250

(1) Under the Non-Employee Director Compensation Plan, directors are entitled to receive $3,000 per in-person meeting, $1,000 per telephonic meeting, $500 per committee meeting, $250 per telephonic committee meeting, and $2,000 annually per committee for chairing. Directors may elect to receive stock in lieu of receiving cash. Amounts in the *Stock Awards* column represent the compensation expense for (and the grant date fair value of) the shares issued. Amounts in these columns include fees earned during 2006, some of which were not paid until 2007.

(2) The amounts in the *Options Awards* column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FASB Statement No. 123 (revised 2004), *Share-Based Payment (*"FAS 123R"), rather than an amount paid to or realized by Mr. Nark. Mr. Nark's option award was issued pursuant to Gaiam's 1999 Long-Term Incentive Plan in 2005 upon his joining the Board of Directors. Assumptions used in the calculation of this amount for the fiscal year ended December 31, 2006 are included in footnote 10 to Gaiam's audited financial statements for the fiscal year ended December 31, 2006, included in Gaiam's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2007. At fiscal year end, Mr. Argyropoulos and Mr. Nark each had 10,000 options awards outstanding and exercisable with grant date fair values calculated in accordance with FAS 123R of $75,700 and $24,400, respectively.

EXECUTIVE OFFICERS OF GAIAM

The executive officers of Gaiam, Inc., their positions and their respective ages at December 31, 2006 were as follows:

Name	Age	Position
Jirka Rysavy	52	Chairman of the Board and Chief Executive Officer
Lynn Powers	57	President, Director, and CEO of North American Operations
Vilia Valentine	46	Chief Financial Officer and Treasurer
John Jackson	49	Secretary and Vice President of Corporate Development

Executive officers are elected annually by Gaiam's Board of Directors. Mr. Rysavy and Ms. Powers have been employed by Gaiam for more than the past five years. Biographical information about Mr. Rysavy and Ms. Powers is included herein under the heading "Election of Directors – Nominees for Election as Directors".

Ms. Valentine has been Gaiam's Chief Financial Officer since April 2006 and was appointed Treasurer in March 2007. She joins Gaiam from Verio Inc. where as the acting CFO she managed all financial matters for domestic and international operations. Verio, a worldwide internet service provider, was purchased for $6.5 billion by NTT Communications Corporations (Japan), the world's largest telecommunication company, in 2000. Prior to joining Verio, she was Vice-President and Controller for Corporate Express, Inc., a $4 billion corporate supplier, founded and run by Gaiam's

CEO Jirka Rysavy. Ms. Valentine was as a member of the management team that grew the company from $30 million to $3 billion in less than five years. Corporate express was purchased by Buhrmann NV (Dutch) for $2.3 billion in 1999.

John Jackson has served as Gaiam's Vice President of Corporate Development since June 2006 and was appointed Secretary in March 2007. Prior to joining Gaiam, Mr. Jackson served as the Chief Executive Officer for Alliance Management, LLC, a firm that he founded in 1999 that provided strategic alliance advisory services to domestic and international middle market business concerns.

BENEFICIAL OWNERSHIP OF SHARES

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 10, 2007, except as noted, for (i) each person (or group of affiliated persons) who, insofar as Gaiam has been able to ascertain, beneficially owned more than 5% of the outstanding shares of Class A or Class B Common Stock of Gaiam, (ii) each director and nominee for director, (iii) each executive officer named in the table above, and (iv) all current directors and executive officers as a group.

Title of Class of Common Stock	Name and Address of Beneficial Owner		Amount and Nature of Beneficial Ownership(2)	Percent of Class
Class A	Jirka Rysavy	(1)(3)	6,518,682	26.44%
	Prentice Capital Management, LP	(4)	4,282,658	22.24%
	Columbia Wagner Asset Management, L.P.	(5)	1,350,000	7.01%
	Mazama Capital Management, Inc.	(6)	1,224,000	6.36%
	Goodwood Inc.	(7)	1,044,213	5.42%
	Arbor Capital Management LLC	(8)	1,035,300	5.38%
	Lynn Powers	(9)	431,000	2.20%
	James Argyropoulos	(9)(10)	321,890	1.67%
	Barnet Feinblum	(11)	34,748	*
	Barbara Mowry		23,723	*
	Ted Nark	(9)	11,103	*
	Paul Ray		6,121	*
	Vilia Valentine	(9)	2,400	*
	John Jackson	(9)	2,000	*
	All directors and officers as a group (9 persons)	(3)(9)(10)(11)	7,351,667	29.40%
Class B	Jirka Rysavy		5,400,000	100.0%
	All directors and officers as a group (9 persons)		5,400,000	100.0%

* Indicates less than one percent ownership

(1) The address of Mr. Rysavy is 360 Interlocken Blvd., Broomfield, Colorado, 80021.

(2) This table is based upon information supplied by officers, directors and principal shareholders on Schedule 13Ds and 13Gs and Forms 3, 4 and 5 filed with the Securities and Exchange Commission. All beneficial ownership is direct, except as otherwise noted. Share amounts and percent of class include stock options exercisable within 60 days of April 10, 2007.

(3) Includes 5,400,000 shares of Class A Common Stock obtainable upon conversion of Class B Common Stock.

(4) According to a report on Schedule 13D filed with the Securities and Exchange Commission on April 2, 2007. Includes 4,270,953 shares managed by Prentice Capital Management, LP, 8,705 shares directly owned by Michael Zimmerman, and an additional 3,000 shares over which Mr. Zimmerman has beneficial ownership.. The address for Prentice Capital Management, LP and Mr. Zimmerman is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.

(5) According to a report on Schedule 13G filed with the Securities and Exchange Commission on January 10, 2007. The address for Columbia Wanger Asset Management, L.P. is 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

(6) According to a report on Schedule 13G filed with the Securities and Exchange Commission on February 8, 2007. The address for Mazama Capital Management, Inc. is One Southwest Columbia Street, Suite 1500, Portland, OR 97258.

(7) According to a report on Schedule 13G filed with the Securities and Exchange Commission on April 16, 2007. Includes shares held by Goodwood Fund, Arrow Goodwood Fund, Goodwood Capital Fund, The Goodwood Fund 2.0 Ltd. And MSS Equity Hedge 15, as to which Goodwood Inc. serves as investment manager. The stock of Goodwood Inc. is owned by 1354037 Ontario Inc., which is controlled by Peter H. Puccetti and J. Camerson MacDonald. The address for Goodwood Inc. is 212 King Street West, Suite 201, Toronto, Canada M5H 1K5.

(8) According to a report on Schedule 13F filed with the Securities and Exchange Commission on February 15, 2007. The address for Arbor Capital Management LLC is One Financial Plaza, 120 South Sixth Street, Suite 1000, Minneapolis, MN 55402.

(9) Includes the following shares issuable upon the exercise of stock options which can be exercised within sixty days of April 10, 2007: Ms. Powers, 332,000; Mr. Argyropoulos, 10,000; Mr. Nark, 10,000; Ms. Valentine, 2,400; and Mr. Jackson, 2,000.

(10) Includes 303,333 shares of Class A Common Stock held by Argyropoulos Investors.

(11) Includes 4,000 shares of Class A Common Stock held by Mr. Feinblum's wife, as to which Mr. Feinblum disclaims beneficial ownership.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Our Compensation Program and Philosophy

Gaiam's compensation program is intended to meet three principal objectives: (1) attract, reward and retain qualified, energetic officers and other key employees; (2) motivate these individuals to achieve short-term and long-term corporate goals that enhance stockholder value; and (3) support Gaiam's corporate values by promoting internal equity and external competitiveness.

Our corporate values: personal development, health and wellness, and social and environmental responsibility.

Gaiam's executive compensation program is overseen and administered by the Compensation Committee (the "Committee") of Gaiam's Board of Directors, which is comprised entirely of independent directors as determined in accordance with various NASDAQ, Securities and Exchange Commission and Internal Revenue Code rules. The Committee operates under a written charter adopted by our Board and is empowered to review and approve the annual compensation and for Gaiam's executive officers: Mr. Rysavy, Ms. Powers, Ms. Valentine, and Ms. Mathews. A copy of the charter is available on Gaiam's Internet site at: www.gaiam.com/corporate/.

The three principal objectives guide the Committee in assessing Gaiam's executive and other compensation programs, including the proper allocation between long-term compensation, current cash compensation, and short-term bonus compensation. Other considerations include Gaiam's business objectives, its fiduciary and corporate responsibilities (including internal considerations of fairness and affordability), competitive practices and trends, and regulatory requirements.

In determining the particular elements of compensation that will be used to implement Gaiam's overall compensation objectives, the Committee takes into consideration a number of factors related to Gaiam's performance, such as our earnings per share, profitability, revenue growth, and business-unit-specific operational and financial performance, as well as the competitive environment for Gaiam's business. Stock price performance has not been a factor in determining annual compensation because the price of Gaiam's common stock is subject to a variety of factors outside of our control.

From time to time, the Committee meets with Gaiam's Chairman and Chief Executive Officer, Jirka Rysavy, our President, Lynn Powers, and/or other executives to obtain recommendations with respect to Company compensation programs, practices and packages for executives, other employees and directors. Management makes recommendations to the Committee on the base salary, bonus targets and equity compensation for the executive team and other employees. The Committee considers, but is not bound by and does not always accept, management's recommendations with respect to executive compensation. The Committee also intends to seek input from its independent compensation consultant prior to making any final determinations on material aspects of our compensation programs, practices and packages.

Mr. Rysavy attends some of the Committee's meetings, but the Committee also holds executive sessions not attended by any members of management or non-independent directors. The Committee discusses Mr. Rysavy's and Ms. Powers' compensation packages with each of them, but makes decisions with respect to their compensation without them present. The Committee has the ultimate authority to make decisions with respect to the compensation of our named executive officers, but may, if it chooses, delegate any of its responsibilities to subcommittees. The Committee has delegated to the Administrative Committee of the Board, comprised of Mr. Rysavy and Ms. Powers, the authority to grant long-term incentive awards to employees at or below the level of business segment vice president under guidelines set by the Committee. The Committee also has authorized the Administrative Committee to make salary adjustments and short-term incentive (bonus) decisions for all employees other than certain officers under guidelines approved by the Committee.

Elements of Our Compensation Program

The Committee believes that compensation paid to executive officers and other members of our senior management should be closely aligned with the Gaiam's performance on both a short-term and a long-term basis, and that such compensation should assist us in attracting and retaining talented persons who are committed to our mission and critical to our long-term success. To that end, the Committee believes that the compensation packages for executive officers should consist of three principal components (each discussed in more detail below):

1. annual base salary;
2. annual incentive bonus, the amount of which is dependent on Gaiam's and the individual's performance during the prior fiscal year; and
3. long-term incentive compensation, currently delivered in the form of stock options that are awarded periodically based on Gaiam's performance and other factors described below, and that are designed to align executive officers' economic interests with those of shareholders by rewarding outstanding performance and providing long-term incentives.

Gaiam has selected these elements because each is considered useful and/or necessary to meet one or more of the principal objectives of our compensation policy. For instance, base salary and bonus target percentages are set with the goal of attracting employees and adequately compensating and rewarding them on a day-to-day basis for the time spent and the services they perform, while our equity programs are geared toward providing an incentive and reward for the achievement of long-term business objectives and retaining key talent. Gaiam believes that these elements of compensation, when combined, are effective, and will continue to be effective, in achieving the objectives of our compensation program.

The Committee reviews Gaiam's compensation program on an annual basis. In setting compensation levels for a particular executive, the Committee takes into consideration the proposed compensation package as a whole and each element individually, as well as the executive's past and expected future contributions to our business. With the exception of Mr. Rysavy's and Ms. Powers' employment agreements, Gaiam does not have any employment or severance agreements with its executive officers.

Summary Compensation Table

The following table includes information concerning compensation for the one year period ended December 31, 2006 in reference to our four most highly compensated executive officers of the Company.

Name and Principal Position	Year	Salary (3)	Bonus (3)	Option Awards (4)	All Other Compensation (5) (6) (7)	Total
Jirka Rysavy (8) *Chairman and Chief Executive Officer*	2006	$296,712	---	---	---	$296,712
Vilia Valentine (1) *Chief Financial Officer*	2006	$145,753	$60,000	$52,818	$8,396	$266,967
Lynn Powers (8) *President, Director, and CEO of North American Operations*	2006	$296,712	$100,000	$128,313	$991,346	$1,516,371
Janet Mathews (2) *Chief Administrative Officer*	2006	$177,798	---	$23,895	$293,050	$494,743

(1) Ms. Valentine was hired as the Chief Financial Officer on April 10, 2006.

(2) Ms. Mathews was the Chief Financial Officer until April 10, 2006, at which time she became the Chief Administrative Officer. Ms. Mathew left Gaiam on November 13, 2006.

(3) The *Salary* and *Bonus* columns represent amounts earned during 2006 and because of the timing of bonuses do not represent amounts paid during 2006. The current annual salary rate for each named executive officer is $300,000 for Mr. Rysavy and Ms. Powers and $200,000 for Ms. Valentine. Bonuses are given at the discretion of the Compensation Committee of the Gaiam Board of Directors. The bonuses were paid in April 2007.

(4) The amounts in the *Option Awards* column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123R, rather than an amount paid to or realized by the named executive officer. These option awards were issued pursuant to Gaiam's 1999 Long-Term Incentive Plan and thus include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of this amount for the fiscal year ended December 31, 2006 are included in footnote 10 to Gaiam's audited financial statements for the fiscal year ended December 31, 2006, included in Gaiam's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2007. Further information is included in the *2006 Grants of Plan-Based Awards* and *Outstanding Equity Awards At Fiscal Year-End* tables.

(5) The amounts in the *All Other Compensation* column include $962,500 for Ms. Powers and $288,750 for Ms. Mathews, representing the value realized (net of the exercise price) upon exercise of options conveyed to them by Mr. Rysavy in a transaction approved by Gaiam's Compensation Committee. The options were issued pursuant to Gaiam's 1999 Long-Term Incentive Plan, were fully vested at the time of transfer and had an exercise price of $4.375 per share. Shares received upon exercise of the options were restricted shares issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering and were sold at a price of $14.00 per share.

(6) The amount in the *All Other Compensation* column for Ms. Mathews also includes $4,300 which represents the financial reporting effect of the decision by Gaiam's Compensation Committee of the Board of Directors to allow the vesting and exercise period to continue for 14,400 unvested options held by Ms. Mathews upon her departure from Gaiam. Ms. Mathews will continue to provide services to Gaiam on an as-needed consulting basis for 18 months. The fair value of these options on the date of modification, December 13, 2006, calculated in accordance with FAS 123R, was $114,531.

(7) *All Other Compensation* includes the following accrued paid time off amounts as of December 31, 2006 that would be payable upon termination from Gaiam: Ms. Powers - $28,846 and Ms. Valentine - $8,396.

(8) Mr. Rysavy and Ms. Powers have employment agreements with Gaiam which expire in August 2009 that may under certain circumstances entitle them to salary continuation upon termination during the remainder of the contract term.

Base Salary. Base salaries for executive officers are reviewed on an annual basis and at the time of promotion or other change in responsibilities. Starting salary levels and increases in salary are based on subjective evaluation of such factors as the level of responsibility, individual performance, market value of the officer's skill set, and internal salary relativity (meaning relative salary differences at Gaiam for different job levels).

Annual Incentive Bonus. Incentive bonuses are generally granted based on a percentage of each executive officer's base salary. For fiscal 2006, the bonus targets for participating officers ranged from 30% to 50% of base salary, depending on position. After the end of the fiscal year, the Committee determined the extent to which the performance goals were achieved, and approved the amount of the bonus to be paid to each participant. The total bonus award is determined according to the level of achievement of both the objective performance and individual performance goals. Below a minimum threshold level of performance, no awards may be granted pursuant to the objective performance goal.

Long-Term Incentive Compensation. In fiscal 2006, long-term performance-based compensation of executive officers and other employees took the form of stock option awards granted pursuant to Gaiam's 1999 Long-Term Incentive Plan (as restated as of June 22, 2006 (the "LTI Plan"). Awards under the LTI Plan have been broad-based, with over 18% of our full-time employees at all levels holding stock option awards as of December 31, 2006. The Committee continues to believe in the importance of equity ownership for all executive officers and a broader-based segment of our work force, for purposes of economic incentive, key employee retention and alignment with shareholders. The Committee believes the LTI Plan provides Gaiam with valuable flexibility to achieve a balance between continuing its successful practice of providing equity-based compensation for employees at all levels, and creating and maintaining long-term shareholder value.

Stock option grants are typically made when a new executive officer is hired, and in determining the size of stock option grants, the Committee bases its determinations on such subjective considerations as Gaiam's and the individual's position within management, experience, market value of the executive's skill set, and historical grant amounts to similarly positioned executives at Gaiam. All stock options granted by Gaiam during fiscal 2006 were granted with an exercise price equal to the closing price of the Common Stock on the date of grant and, accordingly, will have value only if the market price of the Common Stock increases after that date. The stock options granted pursuant to the LTI Plan vest at 2% per month during the 11th through 60th month after grant.

Grants of Plan-Based Awards Table

The following table sets forth certain information with respect to the options granted during or for the year ended December 31, 2006 to any of our executive officers listed in the Summary Compensation Table above.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (1)	Exercise or Base Price of Option Awards (1)	Grant Date Fair Value of Stock and Option Awards (1)
Vilia Valentine	4/10/06	30,000	$16.00	$287,640
	9/14/06	30,000	$11.89	$209,094

(1) These options were granted to Ms. Valentine in conjunction with her employment offer. The options were granted pursuant to Gaiam's 1999 Long-Term Incentive Plan and approved by the Compensation Committee of the Board of Directors. The exercise price per share of these options was equal to the closing price of the underlying stock on the date of the grant. The grant date fair value of these options was determined in accordance with FAS 123R using the Black-Scholes option pricing model. For further information, see footnote 10 to Gaiam's audited financial statements for the fiscal year ended December 31, 2006, included in Gaiam's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2007.

Outstanding Equity Awards at Fiscal Year-End Table

The following table includes certain information with respect to the value of unexercised options previously awarded to active executive officers named above in the Summary Compensation Table as of December 31, 2006.

	Option Awards			
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)		
Name	Exercisable (1)	Unexercisable (1)	Option Exercise Price (1)	Option Expiration Date (1)
Vilia Valentine	---	30,000	$16.00	4/10/13
	---	30,000	$11.89	9/14/13
Lynn Powers	90,000	---	$15.25	12/06/07
	110,000	---	$10.16	5/23/08
	108,000	92,000	$5.30	11/20/10

(1) This table reflects the status of option awards granted pursuant to Gaiam's 1999 Long-Term Incentive Plan as of December 31, 2006. Gaiam's options normally vest and become exercisable at 2% per month over the 50 months beginning in the eleventh month after date of grant. The exercise price of the options is normally equal to Gaiam's closing stock market price on the date of grant and the options expire seven years from date of grant. For further information, see footnote 10 to Gaiam's audited financial statements for the fiscal year ended December 31, 2006, included in Gaiam's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2007.

Option Exercises and Stock Vested Table

The following table includes certain information with respect to the options exercised by the executive officers named above in the Summary Compensation Table during the year ended December 31, 2006.

	Option Awards	
Name	Number of Shares Acquired on Exercise (1)	Value Realized on Exercise (1)
Lynn Powers	160,000	$1,900,000
Janet Mathews	55,600	$483,209

(1) All exercises of option awards during 2006 were cashless, meaning that the options were exercised and the shares issued upon exercise were immediately sold. The amount listed in the *Value Realized on Exercise* column is the sale price less the exercise price of the option times the number of shares issued and immediately sold. The options exercised in 2006 were scheduled to either expire or forfeit during 2006.

Generally Available Benefit Programs. Gaiam maintains a tax-qualified 401(k) Plan, which provides for broad-based employee participation. Executive officers are eligible to participate in the 401(k) Plan on the same basis as other employees. In fiscal 2006, Gaiam did not make matching contributions to the 401(k) Plan, but we started making matching contributions on April 1, 2007. As of that time, under the 401(k) Plan, all Gaiam employees are eligible to receive matching contributions from Gaiam, and this matching contribution will be equal to $0.50 for each dollar contributed by an employee up to a maximum annual matching benefit of $1,500 per person. The matching contribution is calculated and paid on a payroll-by-payroll basis subject to applicable Federal limits. Gaiam does not provide defined benefit pension plans or defined contribution retirement plans to its executives or other employees other than: (a) the 401(k) Plan.

In fiscal 2006, Gaiam's executive officers were eligible to receive the same health care coverage that is generally available to other Gaiam employees. Gaiam also offers a number of other benefits to the named executive officers pursuant to benefit programs that provide for broad-based employee participation. These benefits programs include the medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, wellness programs (including chiropractic, massage therapy, acupuncture, and fitness classes), relocation/expatriate programs and services, educational assistance, and certain other benefits.

The 401(k) Plan and other generally available benefit programs allow Gaiam to remain competitive for employee talent, and the Committee believes that the availability of the benefit programs generally enhances employee productivity and loyalty to Gaiam. The main objectives of Gaiam's benefits programs are to give our employees access to quality healthcare, financial protection from unforeseen events, assistance in achieving retirement financial goals, and enhanced health and productivity, in full compliance with applicable legal requirements. These generally available benefits typically do not specifically factor into decisions regarding an individual executive officer's total compensation or LTI Plan award package.

Change-in-Control and Severance Arrangements. Gaiam has no change of control or severance arrangements with its executive officers or other employees.

Stock Option Grant Timing Practices

During fiscal 2006, the Committee and the Board consistently applied the following guidelines for stock option grant timing practices.

1. New Employees: stock option grants to new hires are effective on the first day of the new employee's employment with Gaiam or upon approval by the Committee, and the exercise price for the options is set at the closing price of our common stock on that date.
2. Existing Employees: stock option grants to existing employees are effective on the date that the Committee approves the grant, and the exercise price for the options is set at the closing price of our common stock on that date.

Compensation of Chief Executive Officer

During fiscal 2006, Mr. Rysavy received a weighted-average annual salary of $296,712. Mr. Rysavy serves as Gaiam's Chairman of the Board of Directors and the Chief Executive Officer, and he is our largest shareholder. At Mr. Rysavy's request, he was not awarded an incentive bonus or any stock options under our LTI Plan. The Committee and the Board of Directors strongly believes that Mr. Rysavy's salary and overall compensation level are modest given the importance of Mr. Rysavy to Gaiam's future, his previous experience and business accomplishments and the market value of his skill set as a chief executive.

Employment Contracts and Consulting Arrangement for Departing Executive

Gaiam does not have employment agreements with any executive officers besides Mr. Rysavy and Ms. Powers, and we do not have change of control agreements with any of its executive officers. However, Gaiam's directors, officers, and managers are required to sign a confidentiality agreement and, upon receiving a stock option grant, a two-year non-compete agreement commencing with the date they leave Gaiam. Janet Mathews departed from Gaiam after 13 years of service to our company, and the Committee determined that it was in Gaiam's best interests to enter into a consulting arrangement with Ms. Mathews whereby she agreed to assist with an orderly transition of her responsibilities to our executive officers and provide consulting services to Gaiam for 18 months following her departure. In exchange for these services, the Committee approved the continuation of the existing vesting schedule for the then-unvested stock options held by Ms. Mathews (representing 14,400 shares of Gaiam common stock) previously granted to Ms. Mathews pursuant to the LTI Plan so that these options would continue to vest, and would not expire, during the 18 month consulting period.

Accounting and Tax Considerations

In designing its compensation programs, Gaiam takes into consideration the accounting and tax effect that each element will or may have on Gaiam and the executive officers and other employees as a group. Gaiam aims to keep the expense related to its compensation programs as a whole within certain affordability levels. When determining how to apportion between differing elements of compensation, the goal is to meet Gaiam's objectives while maintaining relative cost neutrality. For instance, if we increase benefits under one program resulting in higher compensation expense, we may seek to decrease costs under another program in order to avoid a compensation expense that is above the level then deemed affordable under existing circumstances. Gaiam recognizes a charge to earnings for accounting purposes equally from the grant date until the end of the vesting period.

We have structured our compensation program to comply with Internal Revenue Code Sections 162(m) and 409A. Under Section 162(m) of the Internal Revenue Code, a limitation was placed on tax deductions of any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1,000,000 in any taxable year, unless the compensation is performance-based. If an executive is entitled to nonqualified deferred compensation benefits that are subject to Section 409A, and such benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, the Service Provider is subject to regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income. Gaiam has no individuals with non-performance based compensation paid in excess of the Internal Revenue Code Section 162(m) tax deduction limit.

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C or the liabilities of Section 18 of the Exchange Act, except to the extent that Gaiam specifically requests that the information be treated as "soliciting material" or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as Amended (the "Securities Act") or the Exchange Act.

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis for fiscal 2006. Based on the review and discussions, the Committee recommended to the Board, and the Board has approved, that the Compensation Discussion and Analysis be included in Gaiam's proxy statement for its 2007 Annual Meeting of Stockholders. This report is submitted by the Committee.

Compensation Committee

Barbara Mowery, Chairperson
Ted Nark
Paul Ray

AUDIT COMMITTEE REPORT

The Audit Committee, on behalf of the Board of Directors, oversees management's conduct of internal control processes and procedures for financial reporting designed to ensure the integrity and accuracy of our financial statements and to ensure that we are able to timely record, process and report information required for public disclosure.

Gaiam's management is responsible for establishing and maintaining adequate internal financial controls, for the preparation of Gaiam's consolidated financial statements and for the public reporting process. The firm of Ehrhardt Keefe Steiner & Hottman P.C. ("EKS&H"), as Gaiam's independent registered public accounting firm for 2006, was responsible for performing an independent audit of Gaiam's consolidated financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) and for issuing a report thereon expressing its opinion as to whether Gaiam's consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Gaiam in conformity with accounting principles generally accepted in the United States. EKS&H was also responsible for performing an audit and expressing an opinion on management's assessment of the effectiveness of Gaiam's internal control over financial reporting, along with expressing its own opinion on the effectiveness of Gaiam's internal control over financial reporting.

In this context, the Audit Committee reviewed and discussed Gaiam's audited consolidated financial statements for the year ended December 31, 2006 with management and representatives of EKS&H, management's assessment of the effectiveness of Gaiam's internal control over financial reporting and EKS&H's evaluation of Gaiam's internal control over financial reporting. EKS&H concluded, in its Report of Independent Registered Public Accounting Firm dated March 14,

2007, that "in our opinion, Gaiam, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on the COSO Criteria."

The Audit Committee also discussed with EKS&H the matters required by Statement on Auditing Standards No. 61, "Communication with Audit Committees." The Audit Committee reviewed with EKS&H, who was responsible for expressing an opinion on the conformity of our audited financial statements with accounting principles generally accepted in the United States, their judgment as to the quality, not just the acceptability, of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in our financial statements. Also, the Audit Committee discussed the results of the annual audit and such other matters required to be communicated with the Audit Committee under professional auditing standards.

In discharging its oversight responsibility over the audit process, the Audit Committee obtained from our independent auditors statements describing all relationships between our independent auditors and us that might bear on our auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and discussed with the auditors any relationships that may impact their objectivity and independence.

The Audit Committee recommended to our Board that our audited financial statements for the year ended December 31, 2006 be included in our Annual Report on Form 10-K for 2006 for filing with the Securities and Exchange Commission, in reliance upon (1) the Audit Committee's reviews and discussions with management and EKS&H; (2) management's assessment of the effectiveness of Gaiam's internal control over financial reporting; (3) the receipt of an opinion from EKS&H, dated March 14, 2007, stating Gaiam's 2006 consolidated financial statements present fairly in all material respects, the consolidated financial position of Gaiam and its consolidated subsidiaries at December 31, 2006 and the consolidated results of operations and cash flows for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States, and (4) the receipt of EKS&H's opinion on the effectiveness of Gaiam's internal control over financial reporting dated March 14, 2007.

Audit Committee

Barnet Feinblum, Chairperson
James Argyropoulos
Barbara Mowry

This report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act, except to the extent that Gaiam specifically requests that this information be treated as "soliciting material" or specifically incorporates this information by reference into a document filed under the Securities Act or the Exchange Act.

Disclosure of Independent Accountant Fees

The following table presents fees for professional services rendered by EKS&H and E&Y, respectively, for the years ended December 31, 2006 and 2005:

EKS&H

Audit and Non-Audit Fees (in $000's)	2006	2005
Audit fees (1)	$458	$206
Audit related fees (2)	39	6
Tax fees (3)	39	—
All other fees	—	—
Total	$536	$212

E&Y

Audit and Non-Audit Fees (in $000's)	2006	2005
Audit fees (1)	$37	$13
Audit related fees (2)	—	—
Tax fees (3)	—	—
All other fees	—	—
Total	$37	$13

(1) Audit fees are fees that we paid for the audit of our annual financial statements included in our Form 10-K and review of financial statements included in our Form 10-Qs; for the audit of our internal control over financial reporting; for the attestation of management's report on the effectiveness of internal control over financial reporting; for services in connection with the filing of Gaiam's Form S-3; and for services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements; and all costs and expenses in connection with the above.

(2) Audit related fees consisted of accounting consultations and audits in connection with acquisitions and proposed transactions.

(3) Tax fees represent fees charged for services for tax advice, tax compliance and domestic and international tax planning.

In accordance with the policies of our Audit Committee and legal requirements, all services to be provided by our independent registered public accounting firm are pre-approved by the Audit Committee. Pre-approved services include audit services, audit-related services, tax services and other services. In some cases, pre-approval is provided by the full Audit Committee for up to a year, and such services relate to a particular defined task or scope of work and are subject to a specific budget. In other cases, the chairman of the Audit Committee has the delegated authority from the Audit Committee to pre-approve additional services, and such action is then communicated to the full Audit Committee at the next Audit Committee meeting. To avoid certain potential conflicts of interest, the law prohibits a publicly traded company from obtaining certain non-audit services from its auditing firm. If we need such services, we obtain them from other service providers.

EKS&H is currently engaged to provide auditing services through the first quarter of 2007. The Audit Committee is in negotiations with EKS&H to be our independent registered public accounting firm again for the remainder of 2007. Representatives of EKS&H are expected to be present at the annual meeting. We expect EKS&H to be available to respond to appropriate questions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Any related party transaction is reviewed by disinterested members of management and, if material, by disinterested members of the Board or a committee thereof to ensure that the transaction reflects terms that are at least as favorable for Gaiam as the Company would expect in a similar transaction negotiated at arm's length by unrelated parties.

Jacquelyn Abraham, the daughter of Gaiam's Director, President and CEO of North American Operations, Lynn Powers, is Gaiam's Director of Human Resources and for 2006 earned an annual salary $95,000 and realized $25,850 from the exercise of options.

Jim Argyropoulos and Barney Feinblum, Gaiam Board Members, had collectively owned approximately 2.5% of the outstanding shares of Conscious Media, Inc. ("CMI"), a company in which Gaiam increased its ownership interest in during the year ended December 31, 2006 from approximately 51.3% to effectively 100% by issuing Gaiam stock and paying cash in exchange for CMI shares. As a result of the Gaiam's additional acquisition of CMI shares, Mr. Argyropoulos and Mr. Feinblum collectively received 85,526 shares of Gaiam Class A Common Stock in exchange for their CMI shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires Gaiam's directors, officers (including a person performing a principal policy-making function) and persons who own more than 10% of a registered class of Gaiam's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Class A Common Stock and other equity securities of Gaiam. Directors, officers and 10% holders are required by Securities and Exchange Commission regulations to furnish Gaiam with copies of all of the Section 16(a) reports they file. Based solely upon a review of the copies of the forms furnished to Gaiam and the representations made by the reporting persons to Gaiam, Gaiam believes that during 2006 its directors, officers and 10% holders complied with all the filing requirements under Section 16(a) of the Exchange Act, except that our directors were late in making filings with respect to stock they received in lieu of cash for services as directors for the first quarter (Mr. Nark) and the third quarter (Messrs. Argyropoulos, Feinblum and Nark and Ms. Mowry).

SHAREHOLDER PROPOSALS

Shareholders may submit proposals on matters appropriate for shareholder action at Gaiam's annual meetings consistent with regulations adopted by the Securities and Exchange Commission. For shareholder proposals to be considered for inclusion in Gaiam's proxy statement and form of proxy relating to the 2008 annual meeting of shareholders, they must be received by Gaiam not later than January 31, 2008, unless the date of the 2008 meeting of shareholders is changed by more than 30 days from May 22, 2008.

In addition, under the terms of Gaiam's Bylaws, unless the date of the 2008 meeting of shareholders is changed by more than 30 days from May 22, 2008, shareholders who intend to present an item of business or nomination at the 2008 annual meeting of shareholders (other than a proposal submitted for inclusion in Gaiam's proxy material(s)) must provide notice in writing of such business or nomination to Gaiam no earlier than March 13, 2008 and no later than April 7, 2008.

Such written notice must contain specified information, including, among other things, information as would be required to be included in a proxy statement under Securities and Exchange Commission rules, as set forth more fully in our Bylaws. All proposals or other notices should be addressed to Gaiam at 360 Interlocken Boulevard, Broomfield, Colorado 80021, Attention: Secretary.

DELIVERY OF MATERIALS

Securities and Exchange Commission rules permit a single set of annual reports and proxy statements to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing expenses. A number of brokerage firms have instituted householding. In accordance with a notice that is being sent to certain beneficial shareholders (who share a single address) only one annual report and proxy statement will be sent to that address unless any shareholder at that address gave contrary instructions. We will promptly deliver a copy of such materials to any stockholder requesting the same. However, if any such beneficial shareholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, please contact Computershare Trust Company (Gaiam's transfer agent & registrar) in writing by mailing to Computershare Trust Company, Attention: Householding, 350 Indiana Street, Suite 800, Golden, CO 80401, or by faxing your request to: 303-262-0700. You can also contact Gaiam by calling 303-222-3600.

COMMUNICATION WITH THE BOARD

Shareholders may communicate with the Board of Directors, including the non-management directors, by sending a letter to the Gaiam Board of Directors, c/o Corporate Secretary, Gaiam, Inc., 360 Interlocken Boulevard, Broomfield, CO 80021. The Corporate Secretary has the authority to disregard any inappropriate communications or to take other appropriate actions with respect to any such inappropriate communications. If deemed an appropriate communication, the Corporate Secretary will submit your correspondence to the Chairman of the Board or to any specific director to whom the correspondence is directed.

OTHER MATTERS

Management does not intend to present, and has no information as of the date of preparation of this proxy statement that others will present, any business at the annual meeting, other than business pertaining to matters set forth in the notice of annual meeting and this proxy statement. However, if other matters requiring the vote of the shareholders properly come before the annual meeting, it is the intention of the persons named in the enclosed proxy to vote the proxies held by them in accordance with their best judgment on such matters.

YOUR VOTE IS IMPORTANT

WE URGE YOU TO DATE, SIGN AND PROMPTLY RETURN YOUR PROXY SO THAT YOUR SHARES MAY BE VOTED IN ACCORDANCE WITH YOUR WISHES AND THE PRESENCE OF A QUORUM MAY BE ASSURED.

GAIAM, INC.
Proxy for Annual Meeting of Shareholders
June 19, 2007

Extended our reach In 2005, we said we would further expand our retail reach and our Web presence to let consumers buy and enjoy our media in more environments. In 2006, Gaiam products were sold in 68,000 U.S. retail locations, up 36% from our 2005 retail distribution. We increased our number of unique Gaiam store-within-store environments by 33% to over 6,000 locations. We successfully launched a mass market media brand and expanded our brand assortment to reach more retail shoppers. We began offering our video programming through Google Video, and enhanced our streaming video capabilities to support real-time media experiences. We also grew our catalog circulation to over 20 million catalogs and our direct customer file to 7.5 million people.

Expanded our membership and community programs During 2006, we doubled our total number of paying members, reaching over 100,000 subscribers in our continuity and subscription club services. These programs offer consumers ongoing and exclusive access to our branded media content and paid online communities. We also launched a beta of our free Gaiam Community website at gaiam.com/community.

Grew revenues and profitability In 2006, we grew revenue more than 50% through organic growth and acquisitions. We're also proud to say that we improved profits, with net income more than tripling in 2006, resulting in earnings per share of $0.23, up from $0.08 for 2005.

When we coined the term "LOHAS" — Lifestyles of Health and Sustainability — eight years ago, we envisioned a community that wanted to make a difference through conscious choices. We remain committed to this vision, and we continue to strengthen this community through our media, message and products. Our growth is a direct result of our work toward these goals. Thank you for your continued support.



LIFESTYLE MEDIA

"Lifestyle media" describes how our vision intersects our core business. Our media programs empower people to make the lifestyle choices we stand for — choices that improve the well being of people and the planet. Through our DVDs, streaming online video, inspirational films and other media content, we have established Gaiam as the leading media brand in the $227 billion Lifestyles of Health and Sustainability (LOHAS) market. From our fitness/wellness instruction programs, DVDs, audio CDs and books to our meaningful film, education and entertainment DVDs, Gaiam Lifestyle Media resonates with consumers because it speaks to a deep longing for life experiences that are more meaningful, more fulfilling and more connected with the natural world and our global community.

In 2006, we solidified our positioning as a premier global lifestyle media source in several ways:

GREW OUR MARKET SHARE in fitness/wellness DVDs in the U.S. (page 14).

EXPANDED OUR CONTENT LIBRARY to more than 2,400 titles and enhanced our depth of offerings in categories including mass market fitness, inspirational media, family entertainment and children's edu-tainment.

ACQUIRED MEDIA PROPERTIES and licensing rights that broaden our appeal and further expand our media offerings beyond the wellness category, while remaining true to our core values and our mission.

FORGED STRATEGIC ALIGNMENTS with key media organizations and channels — from broadcast, film and DVD to some of today's most exciting emerging media channels — including Comcast, BlackBerry and Google.

ENRICHED OUR VERTICALLY INTEGRATED PRODUCTION and post-production media capabilities with additional leading-edge technologies, facilities and expertise.

SPONSORED THE INSPIRATION FILM FESTIVAL to engender greater meaning, hope and substance in theatrical themes and content and to support independent filmmakers who create movies that matter.


WHY OIL IS SO VOLATILE
THE PERILS OF MENTORING
BusinessWeek
Imagine a world


GREEN ISSUE
A NEW AMERICAN REVOLUTION

LOHAS values and issues are featured more and more frequently in mass media.

"Film, television ...

... together have an influence over individuals

that was unimagined 100 years ago.

This power confers great responsibility

on all who work in the media ...

[as well as] each of us who, as individuals,

listen ... and watch."

– His Holiness the 14th Dalai Lama







In 2006 we launched our mass market fitness media brand The FIRM®, an example of our content that drives brand preference and demand for our other offerings.



TheFIRM®
OFFICIAL WEBSITE
Rotation Calendar
Favorite Exercises
Fitness Q & A
Diet & Nutrition
Help
Auditorium
Chat
Bulletin Boards
Store
TheFIRM Believers™ Club
Rotation Calendar
Favorite Exercises
Fitness Q & A
Diet & Nutrition
Special Features
Welcome
Tip of the day
Don't overdo it! If you ever "hit the wall," take a rest day. Your body needs rest just as it needs exercise, and if you are ever too tired, you will benefit more from allowing your body to rest and recover. Then, when you feel better, go back to The FIRM workouts!
- Tina
TheFIRM Believers Community
Meet Club Member Lulugirl2
From a 24 to a 16!
Clips Of 8 NEW Workouts From The FIRM
And... Details From The Instructors!
We know you won't be able to resist these new programs once you've seen them, so we've added video clips of each of the new programs to seal the deal! Check them out for yourself!
Read More
Extra! Extra! Read all about it!
Journaling: The First Step In Your Successful Journey
MEET REBEKAH LIVE!
WHEN Wed., Feb. 7
TIME 9:00 PM ET
<< Members Only >>
Happy New Rear
Re-NEW Your Rear View



TheFIRM
FITNESS SOLUTIONS

The FIRM® online community is one of our paid membership programs that build customer relationships around our media.

BUSINESS MODEL

Original media content is at the center of our business model. Our content drives demand for our proprietary products and services by engaging people in our brand and the lifestyle values we promote. We believe originality of content and authenticity of information give us a significant competitive advantage in our target markets. By utilizing a multichannel approach, we are able to reach consumers however they choose to view content or shop for media and products. This multichannel approach also allows us to leverage our production expenses across all channels of distribution.

CONTENT. We develop and produce original, branded media programming that informs, entertains, instructs, inspires and engages people in facets of the LOHAS lifestyle. These commitments drive the authenticity that builds customer relationships and communities based on trust and confidence in our brand. Our content-centric strategy gives us a significant competitive advantage. Through our content, we have successfully built significant customer loyalty and continuity that drive incremental revenue, customer lifetime value and brand preference.

OFFERINGS. We support our content with products and services relevant to LOHAS, presenting a consistent branded vision in all Gaiam offerings. In addition to media, our best-selling products include mind-body fitness and wellness solutions, organic cotton apparel and home textiles, and renewable energy solutions.

CHANNELS. Our business model enables us to connect with our customers when and where they have a contextual need and desire for our offerings. We bring our media and products to our customers through an integrated multichannel system of 1) media channels including broadcast and direct response television; 2) over 68,000 retail doors in the U.S. — including Target, Whole Foods Market and Best Buy — that offer Gaiam media titles; 3) store-within-store presentations that engage people in the Gaiam lifestyle experience in over 6,000 retail doors in the U.S.; 4) 20 million catalogs and the Internet; 5) lifestyle services and corporate accounts; and 6) subscription and continuity clubs and other community-building programs.


CHANNELS
OFFERINGS
CONTENT

CONTENT

AUTHENTICITY. Creating our own content is one of the most important ways we build confidence in our brand, a significant competitive advantage in our key markets. We work together with top professionals and experts to create programs that have earned Gaiam a reputation for the highest quality. Our experts have been featured by leading media including *The Oprah Winfrey Show*, *Time* and *People* magazines, *Entertainment Tonight*, and *USA Today*.

CAPABILITIES. Our in-house team of media experts creates our proprietary content, from conceiving new programs and leading field production to post-production in our leading-edge facilities. Our media development assets include high-definition technology; a new state-of-the-art high-definition editing suite; 5.1 surround sound audio production suite; complete filming, editorial and graphics studios; in-house finishing, color correction and up-rezing technology; and Web-based media systems including RSS feed production capabilities. We also license media content that reflects our core commitments, and we maintain careful creative control over our content via our vertically integrated content production teams.

AWARDS. Gaiam programs earn national and international honors every year for production quality and creative content. We have received more than 140 awards including Tellys, Aegis Awards and New York International Film Festival medals. We have also earned *Parenting* magazine and Parents Choice awards for our children's media content.


00:31
01:26
PLAY
MENU

Our Gaiam Community website and our new-media partners feature streaming video we produce with our experts in wellness, fitness, eco-living and spirituality.





All About
Astro
All About
FAST
trains
real
dirt
farmer
john
ILLUSION

Our inspirational DVDs feature meaningful, positive themes.



YOGA
BILLY BLANKS
TAE BO
AMPED
5
FULL-LENGTH
WORKOUTS!
DANCER'S
BODY
The FIRM
BOOTCAMP
MAXIMUM
CALORIE
BURN
WALKING

From yoga to Tae Bo®, we offer nearly 500 proprietary fitness/wellness programs.



exhale
meditate

Top titles from our three collections of Gaiam-branded audio CDs.



Our media programs have been honored with 140 prestigious awards for content quality.


It's All About
Making Learning Fun!
Astronauts
Cars
Fast Trains
Circus
Farm
All About

One of our children's edu-tainment DVD series


BILLY BLANKS

Gaiam fitness/wellness collections displayed at Safeway Zen Zone


WALKING AUDIO CD
WALKING AUDIO CD
WALKING AUDIO CD
60 Minutes
GAIAM
DANCER'S BODY
A.M. AND P.M. WALKING
GAIAM
DANCE for WEIGHTLOSS

A sample of our latest fitness media with industry experts


PILATES
YOGA

A Gaiam store-within-store environment at Whole Foods Market

OFFERINGS

Our offerings help people live healthier, happier and lighter on the planet. Gaiam-branded media and products empower people to improve their fitness and wellness, expand their minds, fill their spirits, and minimize their impact on the environment. Our offerings build our brand recognition as the trusted, unifying symbol for consumers who value these pursuits.

MEDIA DEVELOPMENT. Our media programming is our most important and powerful way to engage people in our brand, the lifestyle choices we promote, and our global community. Our media ranges from fitness and wellness DVDs to inspirational films, eco-living programs and children's edu-tainment. In 2006 we continued to increase our emphasis on media, creating 45 new DVDs as well as new streaming-video segments for our websites. We expanded our DVD distribution into thousands more retail locations, and we forged new partnerships to distribute our media online and via portable digital media devices. Our media is an integral part of our product offerings and carries higher margins. By shifting more of our focus toward media in 2006, we grew our margins by nearly 740 basis points.

PRODUCT DEVELOPMENT AND STANDARDS. Our branded lifestyle products augment our media by enabling and supporting a healthier, greener and more fulfilling lifestyle. From our eco-friendly apparel and home furnishings to our fitness product lines and wellness solutions, all of our proprietary products are competitively priced yet also carry higher margins and promote the Gaiam brand. In 2006, our proprietary products grew to 73% of our business. We believe a core commitment to responsible business practices increasingly determines the brands that build affinity among 21st-century consumers. Our Minimum Social Accountability standards set forth our expectation that our suppliers uphold responsible international labor standards to help end unfair and inhumane labor practices; and our organic cotton meets standards set by top-recognized internationally accredited organizations including SKAL and IMO. Our best customers tell us consistently that these factors engender their continuing relationships with us.

PROPRIETARY PRODUCT
PERCENT OF BUSINESS


80%
70%
60%
50%
40%
30%
20%
10%
0%
24%
53%
62%
70%
73%
'99
'01
'03
'05
'06

DISTRIBUTION CHANNELS: MEDIA

In 2006 we produced 45 new proprietary DVDs and nearly 100 new streaming-video segments; grew our media library to more than 2,400 titles; and expanded our range of programming to include fitness/wellness, family entertainment, children's edu-tainment, and inspirational feature films, documentaries and shorts.

We also secured additional licensing, sublicensing and distribution arrangements that expand our media distribution network. These partner arrangements showcase our content with prominent Gaiam branding and include streaming video via Brightcove and our online Gaiam Community; download to own or rent via Google Video; on-demand via Comcast, Time Warner and Cox Cable; in-room through hotel/resort video programming network LodgeNet; audio to-go via BlackBerry, now featuring Gaiam Yoga, Meditation, Health Solutions and Weight Loss audio programs; and DVD by mail via our 2006 acquisition of inspirational-film subscription club Spiritual Cinema Circle™.

In 2006, based on Nielsen VideoScan rankings, we grew or sustained our top-tier U.S. DVD industry market share in two categories:

FIRST IN FITNESS AND WELLNESS. We grew our share of the market for the second year and maintained our #1 ranking. We increased our market share from 41.5% to nearly 45% — almost four times greater than our nearest competitor — and our sales in this genre grew nearly 18%, while the overall fitness DVD business grew 11%. Gaiam's top fitness media franchise has sold more than 3 million units. Sales in this category are continually led by our award-winning proprietary programs, which now include The FIRM® and Tae Bo® — our top-selling fitness DVD series — as well as our programs in yoga, Pilates, fitness walking and more. In 2006 we also made a strategic entrance into the growing dance-workout arena with new titles we created with expert Patricia Moreno, who earned *Allure* magazine's "Best Instructor" award and has been featured in *Self, Shape, Fitness* and other national press.

SIXTH IN NON-THEATRICAL. Gaiam ranks ahead of 20th Century Fox and Universal. We are committed to building our market share in non-theatrical films by expanding our line of children's edu-tainment, inspirational family films and docudramas — rounding out our assortment of what we call Media that Matters.

We believe our market share is even higher than these rankings indicate. Industry reports are limited by the reach of specialized third-party scanning technology not yet utilized by many unique, niche retail chains through which Gaiam successfully distributes media.


Movies
30 minute Quick Start Pilates fo...
AM Meditation
Billy's Favorite Moves
Total Body
MENU
TAEBO ABS - Google Video
Upload your videos
TV shows
Google Picks
Google
www.
BlackBerry
NOW PLAYING
QuickPlayer
GAIAM
YOGA
cingular
U.S. DVD MARKET SHARE
(fitness/wellness) NIELSEN REPORT
50%
40%
30%
20%
10%
0%
Gaiam
Liberty/Anchor Bay Entertainment
Lionsgate
Paramount Home Video
Warner Home Video


GAIAM
GAIAM
POWER YOGA
YOGA
YOGA
yoga
pilates
stress
Sleep
Balance Ball
Balance Ball
Balance Ball
yoga play kit
A Gaiam display in Pharmaca


GAIAM
A Gaiam store-within-store display in Elephant Pharmacy


FIRM
FIRM
A Gaiam grocery-channel display

DISTRIBUTION CHANNELS: RETAIL

By engaging people at retail, we build awareness of the Gaiam brand as a unifying symbol of healthier, more conscious lifestyle choices. In 2006 we expanded our retail presence into more than 68,000 stores in the U.S., up from over 50,000 at the end of 2005. We line-extended brands acquired in 2005 that were previously driven by direct response television, and placed them in a wider assortment of retail doors. Our expanded brand assortment, including Gaiam, Tae Bo® and The FIRM® fitness brands, allows us to reach all classes of trade and strategically differentiate our offerings in various retailers. Our mass-market brand The FIRM was placed in more than 1,000 retail locations by year-end 2006. We also acquired a category management firm that merchandises retail shelf space in the natural grocery and drugstore channel. This will help us better manage our business to individual retailers' needs and goals.

In 2006 we leveraged our leadership in the growing wellness market to expand into health-conscious retailers such as Jenny Craig and Pharmaca; and drugstore chains including CVS and Longs Drugs. Our branded media products are also sold in media destinations such as Best Buy and Blockbuster; bookstores such as Barnes & Noble and Borders; lifestyle stores such as eq-life and Whole Foods Market; sporting goods chains such as Dick's, REI and Sport Chalet; home-lifestyle stores including ABC Carpet & Home; grocers including Central Market, Hannaford and Wegmans; and mass merchants such as Target and Wal-Mart. We also expanded our retail presence across clicks-and-mortar channels — deepening our merchandise array and extending our branded environments at e-tailers including Amazon.com and BarnesandNoble.com.

We continue to place strong emphasis on Gaiam branded store-within-store (SWIS) presentations — now in more than 6,000 doors and all our retail channels — to build our brand and customer loyalty. Our SWIS presentations include custom-designed fixtures that best showcase our growing product assortment. They feature prominent Gaiam branding and photography that telegraphs the hip, happy, healthy modern vibe of living more consciously.

RETAIL STORE PENETRATION


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
25,000 doors
50,000 doors
68,000 doors
'04
'05
'06

STORE-WITHIN-STORE PENETRATION


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,200
4,500
6,000
'04
'05
'06



Our programs play on-screen in some of our retail displays


WELLNESS SECTION

Gaiam media display at HMV in Canada


GAIAM
NETWORK
GAIAM
yoga
fitness
PILATES
PILATES
bodyring kit
Balance Ball
Balance Ball

United Kingdom: Gaiam store-within-store environment at Selfridges

DISTRIBUTION CHANNELS: INTERNATIONAL

Gaiam-branded products are now sold in Canada, the United Kingdom, Asia and Australia through strategic joint ventures, distributor arrangements, licensing agreements and acquisitions in key territories. In 2006 we continued to replicate our domestic success in international markets by:

- Expanding our reach through our retail distribution network, partnering with select retailers in international markets. We expanded our international distribution to more than 6,500 retail locations. We also rolled out our Gaiam branded store-within-store displays in Australia, with placement in 30 Rebel Sport stores, Australia's leading sporting goods retailer.
- Using catalog and Internet channels as cost-effective product testing grounds and opportunities to build direct-to-customer relationships. We mailed more than 1.5 million Gaiam branded catalogs in Australia and launched gaiam.com.au.
- Building brand awareness via our direct response television programs that feature our branded media content including our top-selling Tae Bo® brand.
- Leveraging our proven content-centric business model — emphasizing our media as it builds a connection with our brand, drives demand for our other product offerings, and carries higher margins.
- Selectively translating our media titles into Spanish, French and Japanese, and distributing some of our best-selling titles in dual-language packaging.

Our international partners help us present a consistent brand identity while appealing to the unique lifestyles and cultures in each country and market.


GAIAM lifestyle
GAIAM lifestyle

Gaiam Lifestyle catalog — Australia

DISTRIBUTION CHANNELS: INTERNET & CATALOG

In 2006 we focused on building long-term customer relationships, brand loyalty and community in our direct-to-customer channels.

GAIAM COMMUNITY. During late 2006, we launched a beta community at gaiam.com/community. A free gathering place for people who want to live healthier, happier and lighter on the planet, our community site is also an ideal venue for engaging people in our brand through our original content. Via streaming video, people can find health tips, spiritual insights, energy-saving steps, or workouts ranging from t'ai chi to cardio-dance. They can join a discussion, hear from homeowners powering up with solar, and read articles and interviews. While content and community are the focus, both are integrated meaningfully with our e-commerce offerings.

INTERNET. By launching new search-optimization strategies and zeroing in on top-performing affiliates, paid-search programs and email messaging, we achieved improved results over 2005 in conversion rate, average order size and 1st-page positions on top search engines for several hundred of our most important keywords and phrases. In 2007 we will focus on increasing targeted site traffic, using multivariate testing to optimize conversion and further lifting average order size.

CATALOGS. Gaiam produces and markets five unique catalogs that cater to various segments of the LOHAS market — offering a diverse selection of products to help people live more healthful and environmentally conscious lifestyles. We circulated approximately 20 million catalogs in 2006 and focused on expanding Gaiam proprietary product offerings.

DIRECT CUSTOMER DATABASE. We grew our direct buyer database to nearly 7.5 million people. This robust house file makes our direct business a cost-effective testing ground, helping us pinpoint products that will resonate in our retail channel. We also test ideas among our Customer Panel, which has grown to nearly 10,000 members in three years and generates survey response rates as high as 50%.


GAIAM
livingarts harmony
fall color
is just starting at Gaiam
shop
learn
travel
Search

Gaiam.com lets customers conveniently shop more than 7,000 SKUs.



GAIAM community beta
connecting with a purpose
search
Discussion Boards | Feedback | Videos | Articles | Newsletter
Login Register
Mind-Body Fitness
Healthy Home
Wellness
Green Living
Spirituality
featured content
Solar: What's In It for You? 3 Ways You Win
Gaiam Real Goods Founder and President John Schaeffer on the very tangible paybacks of installing a solar electric system.
10 Ways to Detoxify Your Body
Thoughts on the Healthcare System
Top 10 Ways to Reduce Your Risk of Heart Disease
5 Ways to Evolve Your Yoga Practice: Q&A with Rodney Yee
10 Ways to detoxify your body
HOW DO YOU DETOX?
Share your how-to-cleanse secrets!
VIDEO: QIGONG TO DETOX
Why this artful exercise boosts your health
VIDEO BUZZ
Featured Clips
now playing on brightcove
COMMUNITY PULSE
Most Recent Discussions
Conversation heard in:
Compassion
Emily writes: "In a world of instant everything, I find that manners are slipping away. I'd like to put something positive into such situations, especially traffic... How do you deal?
ARTICLES & NEWS
Latest Updates
Mariel Hemingway: Front and Centered
Updated 1/31/2007
Go Zero: One Simple Way Anyone Can Help Stop Global Warming
Updated 1/31/2007
From Egypt to the

Our free online community at gaiam.com/community features discussion boards, streaming video, how-to tips, expert interviews, articles and more.



GAIAM LIVING
Free Shipping
Save 20%
on Gaiam organic cotton activewear
SPRING 2007



NATURAL HABITAT ADVENTURES
GAIAM



GAIAM REAL GOODS
Find out how the Guthrie family solarized to support their values

Our consumer catalogs feature our fitness programs, organic cotton apparel, eco-friendly home furnishings, eco-travel services, solar power systems and more.



Tae Bo creator Billy Blanks and his team filming the *Tae Bo: Amped* workout DVD


THE
BILLY BLANKS CLUB
TEAM CENTRAL
CLUB HOME
CHAT
AUDITORIUM
BULLETIN BOARDS
STORE
CART
HELP
HOME
LOCKER ROOM
Meet The Team Leaders
Member Spotlight
Inner Strength
TRAINING ROOM
Intro To Tae Bo
8 Basic Moves
Level 2 Moves
Level 3 Moves
Warm-Up & Cool Down
Video Rotation Calendar
Training Tips
CAFETERIA
Healthy Eating
Billy's 7-Day Meal Plan
Food Journal
Shopping List
Billy's Healthy Snacks
Nutrition Library
SPECIAL FEATURES
Free Gifts
Billy & Shellie's U.S. Army Spirit & Body Tour
INTRODUCTION TO TAE BO TECHNIQUE
Tae Bo technique includes moves such as marching and pivoting; stances, punches, kicks and combinations. The Tae Bo® movement isn't fancy- it is quite controlled and disciplined. Balance and good form are very important. The Tae Bo® classes and videos teach movements that use the entire body, from head to toe. It is important to remember to begin slowly. To learn proper technique, practice moves in front of a mirror to ensure you are learning the proper form for each move. Once you have mastered the 8 basic moves and can execute them properly, move on to the additional moves section, and then finally, the basic combinations section. Proper technique will help prevent injuries. Now, let's get started...
*Please note that all descriptions are a mirror image to the photo example so that you can do the moves with Billy and Shellie.
8 Basic Moves
THE JAB
THE CROSS
THE HOOK
THE UPPERCUT
FRONT CONTRACTION KICK
ROUND HOUSE
SIDE CONTRACTION KICK
THE BACK KICK
Level 2 Moves
THE FOOTWORK
MARCHING
PIVOTING
STANCES
THE 4 POINT STANCE
THE WALKING STANCE
THE FORWARD FIGHTING GUARD
THE SIDE FIGHTING GUARD
THE FRONT HORSE STANCE
Level 3 Moves
SIDE KNEE RAISE AND CROSS PUNCH
FRONT KNEE RAISE/SIDE KICK
SQUAT FRONT KICKS
DOUBLE SIDE KNEE RAISE/CROSS PUNCH
SPEEDBAG AND JAB
Warm-Up & Cool Down
HEAD TURN

The Billy Blanks Club members-only online community


BILLY'S BOOT CAMP
ELITE
BILLY BLANKS

The Billy Blanks workout DVD series is our top-selling fitness series.

DISTRIBUTION CHANNELS: DRTV

Our direct response television (DRTV) programs introduce our exclusive media content and our proprietary brands to millions of viewers on channels including Lifetime, CNBC, Discovery Channel and Food Network. A cost-effective customer acquisition channel, our DRTV programs grow our direct customer file and drive repeat sales in both our direct and retail businesses.

Our DRTV programs also seed some of our membership programs — building repeat sales and incremental revenue, lasting relationships with our brand, and customer lifetime value. Our DRTV team has been exceptionally successful at engaging buyers in relationships that extend beyond one-time transactions. A customer responding to one of our fitness-based DRTV programs, for example, may be invited to receive additional workout DVDs every month to add variety and motivation to their fitness routine.

Our top-selling fitness series, Tae Bo® is one of our most successful DRTV-driven brands. It also anchors one of our most successful membership programs: The Billy Blanks Club, featuring the creator of this fitness method that's had a life-changing effect in millions of people's lives. Members can join live chats with Billy and his team, join discussions with fellow Tae Bo enthusiasts, find support and motivation, get tips on technique, catch up on Billy's work with his charitable foundation, and more. Customers like these, whose lives we've enhanced through our products, are also featured in new DRTV programs to inspire others to engage with our brand.



Tae Bo expert Shellie Blanks Cimarosti leads a live class captured on video for the Billy Blanks Club website, one of our membership programs that are seeded by our DRTV business.

DISTRIBUTION CHANNELS: MEMBERSHIPS

Our membership programs turn one-time transactions into customers who have a lasting connection with our brand. Through our memberships we engage people in life-enhancing experiences and a sense of community, growing our influence as the unifying brand in our key markets. Our membership programs also carry healthy margins and emphasize ongoing interaction via our membership websites, making them a cost-effective way to engage consumers in our media content. In late 2006 we launched a beta of our online Gaiam Community (page 21) and built on our success in our paid memberships, ending 2006 with more than 100,000 members — double our 2005 total.

OUR INSPIRATIONAL-FILM DVD CLUB. Watching a movie is the most powerful media experience in our society — and many Americans want even more from it. With our film club we are tapping into a vast audience of movie lovers who are weary of formulaic, cheap-thrills cinema fare. These viewers identify strongly with movies that expand their thinking, explore their connection with life around them, and remind them how rich and meaningful the human condition can be. At year-end 2006, membership in our DVDs-by-mail club had grown by nearly 40% with subscribers in more than 80 countries. Our films include features like *Noel* starring Penélope Cruz; *Illusion* starring Kirk Douglas; *Conversations with God* based on Neale Walsch's internationally best-selling book; and others starring Jane Seymour, Susan Sarandon and Alan Arkin; documentaries such as *The Secret*, featured twice on *The Oprah Winfrey Show*; and select short films. In 2007 we plan to build on our film club's success by enriching the member experience, broadening our content scope to embrace more films that tell powerful and inspiring stories, and leading more movie lovers to discover this Media That Matters genre.

OTHER MEMBERSHIP PROGRAMS. Our paid online membership communities, including The Billy Blanks Club and The FIRM® Believers Club, have built exceptionally loyal membership bases. Thousands of our members have maintained their memberships since the clubs' launch. In 2006 we expanded on our success with these subscription services, launching additional programs and beginning development of a yoga and mind-body fitness community. This program leverages our extensive existing content and media production capabilities, our 7.5 million direct customers, our relationships with leading experts in mind-body techniques, our longtime brand recognition, and our market leadership in this category.



Parenting
family time
Parenting magazine
Mom-Tested!
DVD
of the year
WINNER
kidscinemacircle

Kids Cinema Circle, part of our acqusition of Spiritual Cinema Circle, was selected as *Parenting* magazine's 2006 "Mom-Tested DVD of the Year."


MEMBER LOGIN ▸
THE SPIRITUAL CINEMA CIRCLE
THE HEART & SOUL OF CINEMA
FREE TRIAL | HOW IT WORKS | PRESS ROOM | ABOUT US | HOME
THE SPIRITUAL CINEMA CIRCLE
Awaken...
your sense of joy and wonder
Inspire...
love and compassion
Connect...
with the universe around you
CLICK HERE FOR
FREE TRIAL
FOUR INSPIRING NEW FILMS EVERY MONTH
Award-winning films you won't see anywhere else.
NO LATE FEES — NOTHING TO RETURN
All DVDs are yours to keep.
"Their definition of 'spiritual' has nothing to do with religion.
It's about asking the questions who are we and why are we here?"
— MOVIEMAKER MAGAZINE
MARCH FILMS:
Expiration Date
Should Charlie Silvercloud accept his impending death stoically, or live like he's never lived before? This wonderfully funny, dark comedy is filled with love, laughter, dancing... and milk trucks.
94 minutes in English.
Written and Directed by Richard Stevenson.
Hobart Shakespeareans
Share the joy and wonder of a group of 9 to 11 year olds as they learn, grow and blossom in Rafe Esquith's awe-inspiring 5th grade classroom.
52 minutes in English.
Directed by Mel Stuart.
Meyers
CONGRATULATIONS
2007 OSCAR® WINNERS!
ALAN ARKIN
THE DANISH POET
THE SPIRITUAL CINEMA CIRCLE

Our membership programs include inspirational-film DVD-of-the-month club Spiritual Cinema Circle.


GAIAM yoga club
search
Yoga Teacher Finder | Fun Stuff | Newsletter | Message Boards | Articles
Welcome back, Joanne!
Learning Center
Videos & MP3
Connect Online
Yoga Lifestyle
Mind Body Shop
featured now
Sign Up for the Live Chat with Rodney!
This month's focus: "Is having a goal in yoga good or bad?"
"Stop gripping everything and you got it."
Cyndi Lee, Rodney Yee and Seane Corn critique Lori Atman's Warrior III on self-video.
Eating your words: Gaiam poll says 70% of yogis are flexitarians
Boost Your Mood with Wheel Pose
Can hula-hooping improve your yoga practice?
Healed with Meditation: 3 new clinical studies
Lovingkindness Fixes a Marriage
The new 30 minute workout is now online and ready for you to use
Yoga Vacations
Amazing trips that will satisfy your quest for relaxation and replenish your spirit.
popular videos
Cyndi: Be Kind
Rodney: Stop reacting
Shiva: Life's a cha-cha
America's favorite teachers are here, for you.
✓blog them ✓chat them up ✓ask them ✓follow them
Latest Blog Entries
Live Chat Schedule
Expert Q&A
Class Schedules
Retreat Schedules

Our online yoga and mind-body fitness community will leverage Gaiam assets including our video content, our media production capabilities and our share of the fitness/wellness DVD market.

DISTRIBUTION CHANNELS: LIFESTYLE SERVICES/CORPORATE ACCOUNTS

RENEWABLE ENERGY & SUSTAINABLE LIFESTYLE SOLUTIONS. Our Gaiam Real Goods Division designs solar electric power systems for homes and businesses, consults on renewable energy solutions including wind and hydroelectric power systems, and provides related products and technologies. Our clients have included The White House, NASA, the U.S. Department of Energy, the government of Brazil, The Smithsonian Institution and Fetzer Vineyards. We've helped more than 60,000 homes and businesses harness renewable energy, and our solar business is growing quickly. In 2006, we provided turnkey photovoltaic solar energy systems to more than 300 homes in California and expanded our residential solar program to Colorado, solarizing 50 homes in our first year.

ECO-TRAVEL EXPERIENCES. Through our majority interest in Gaiam's Natural Habitat Adventures, we provide individual and group eco-travel services, allowing people to experience first-hand our planet's wildlife, wild places and natural wonders — and imparting an understanding of the critical work needed to preserve them. Gaiam's Natural Habitat Adventures is now the World Wildlife Fund's designated Conservation Travel Provider. All of our travelers are made WWF members, and our guides and travelers are educated about WWF's conservation projects and initiatives around the world. Natural Habitat also offers clients the opportunity to offset the carbon-emissions impact of their travel.

HOSPITALITY INDUSTRY SERVICES. Gaiam has also forged partnerships with hospitality leaders who share our core values, including guest-wellness experiences exclusively featuring our Gaiam instructional programs in yoga, meditation, t'ai chi and more. Such services are currently offered in Kimpton hotel rooms and Hilton Garden Inn properties.

ENTERTAINMENT INDUSTRY SERVICES. By special invitation for the sixth consecutive year, Gaiam provided gifts to presenters at the Academy Awards. Our gifts allow recipients to experience our offerings and brand, and affirm their role in influencing societal values that foster the health of people, communities and the planet.

NATURAL HABITAT ADVENTURES — OUR 20TH YEAR

FETZER. VINEYARDS

Hilton Garden Inn

KIMPTON — every hotel tells a story



Gaiam's Natural Habitat Adventures eco-tours reconnect people with wildlife and wild places.



One of over 60,000 solar electric systems Gaiam Real Goods has designed for homes and businesses.



Gaiam fitness and wellness programs are available on-demand to guests at hotels and resorts including this Kimpton Hotel.



Supporting our global community. These women in India hand-craft our Silk Leaves bedding, receiving training through the nonprofit League of Artisans.


goZero
A Program of
THE CONSERVATION FUND

In 2006 we launched the world's first carbon-neutral product shipping program.



Our one-of-a-kind Solar Living Center in Hopland, Calif.

CORPORATE RESPONSIBILITY

For three consecutive years, Gaiam has ranked in the top tiers of *Business Ethics* magazine's 100 Best Corporate Citizens list; our 2006 performance earned us our highest ranking yet, at #24. The roster is drawn from more than 1,100 public firms and recognizes our achievements in serving community, shareholders and employees; and in environmental stewardship, corporate governance, diversity, human rights, and product. Our 2006 responsibility milestones include:

LAUNCHED THE WORLD'S FIRST carbon-neutral product shipping program. Partnering with The Conservation Fund, we created our Go Zero[SM] program to involve our customers in climate-change action and build awareness about the impact of carbon dioxide emissions. Go Zero lets customers make a $2 plant-a-tree donation to offset the CO_2 emitted in shipping an average Gaiam product order. Since June 2006, Gaiam and its customers have contributed nearly $100,000 to Go Zero, funding more than 52,000 trees that will sequester 67,000 tons of CO_2 over their lifetime.

OFFSET OUR CORPORATE CARBON FOOTPRINT. Gaiam purchased trees through Go Zero to offset the CO_2 impact of our operations at our headquarters and distribution center. We also prevented 136,000 pounds of carbon emissions by offering free EcoPass mass transit passes to employees at our headquarters.

EARNED ELITE FOREST STEWARDSHIP COUNCIL CERTIFICATION. Our strict responsible paper production standards, including the use of nonvirgin fibers in our catalogs, have allowed us to save nearly 50,000 trees and 9 million pounds of greenhouse gases. In 2007 we will also upgrade our catalog paper from 20% to 30% post-consumer recycled content.

COMMITTED TO ZERO-WASTE STANDARDS at our corporate office. We have added composting collection to an already robust recycling program that includes materials not collected in most businesses, such as paperboard and yogurt containers. We also reuse shipping containers and use biodegradable packing at our distribution center.

CONTINUED AS A MAJOR SUPPORTER of the nonprofit Solar Living Institute. This facility is a green living and renewable energy learning mecca that hosts 200,000 visitors a year. This year we also sponsored an SLI Earth Day for Kids field trip for inner-city fifth graders.



Gaiam made it possible for students from San Francisco's inner-city Brett Harte School to make cookies with solar power, learn straw-bale building hands-on, and much more at SLI's Earth Day for Kids.



FINANCIAL 2006

GAIAM, INC.

ANNUAL REPORT TO SHAREHOLDERS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

Business and Financial Overview

INDEX	**PAGE**

CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report may contain forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate," "believe," "plan," "estimate," "expect," "strive," "future," "intend" and similar expressions as they relate to Gaiam or its management are intended to identify such forward-looking statements. Gaiam's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Market Risk" and elsewhere in this report. Risks and uncertainties that could cause actual results to differ include, without limitation, general economic conditions, competition, loss of key personnel, pricing, brand reputation, acquisitions, new initiatives undertaken by Gaiam, security and information systems, legal liability for website content, merchandise supply problems, failure of third parties to provide adequate service, reliance on centralized customer service, overstocks and merchandise returns, our reliance on a centralized fulfillment center, increases in postage and shipping costs, E-commerce trends, future Internet related taxes, control of Gaiam by its founder, fluctuations in quarterly operating results, consumer trends, customer interest in our products, the effect of government regulation and other risks and uncertainties included in Gaiam's filings with the Securities and Exchange Commission. We caution you that no forward-looking statement is a guarantee of future performance, and you should not place undue reliance on these forward-looking statements which reflect our management's view only as of the date of this report. We undertake no obligation to update any forward-looking information.

BUSINESS

Gaiam is a lifestyle media company providing a broad selection of information, media, products and services to customers who value personal development, wellness, ecological lifestyles, responsible media and conscious community. We offer our customers the ability to make purchasing decisions and find responsible content based on these values while providing quality offerings at a price comparable to mainstream alternatives. We market our media and products through a multi-channel approach including traditional media channels, direct to consumers via catalogs, the Internet, direct response television, and broadband and subscription clubs and communities. At the end of 2006, Gaiam's home media was carried by more than 68,000 retail stores in the United States alone, and Gaiam had approximately 7.5 million direct customers.

Gaiam has established itself as a lifestyle media brand, content producer and licensor, information resource and authority in the Lifestyles of Health and Sustainability ("LOHAS") market including the emerging "Media that Matters" ("MTM") market. Gaiam seeks to become a unifying symbol of these emerging media and lifestyle genres. Our lifestyle brand is built around our ability to develop and offer media content, products, lifestyle solutions and community to consumers in the LOHAS and MTM markets. Our content forms the basis of our proprietary offerings, on which we realize our highest margins, which then drive demand for parallel product and service offerings. Gaiam's operations are vertically integrated from content creation, through product development and sourcing, to customer service and distribution. We market our products and services across two segments, business and direct-to-consumer. We distribute our products in each of these sales segments from a single fulfillment center.

OUR BUSINESS SEGMENTS

We separate our business into two business segments: the business segment which includes sales to businesses, retailers, corporate accounts and media outlets; and the direct-to-consumer segment, which includes DRTV, catalogs, E-commerce, and subscription community services.

In our business segment, we continue to expand our presence in national retailers and currently have placements in approximately 68,000 retail points in the United States up from 50,000 at the end of 2005 and 25,000 at the end of 2004. We also continue to expand our store-within-store concept in a variety of stores, including Whole Foods Market, Barnes & Noble Bookstores, Borders, Target, Ulta, Dick's Sporting Goods, REI, ABC Carpet and Home and other national retailers. We currently have over 6,000 store within store concepts under the Gaiam and The Firm brands.

In our direct-to-consumer business we are open 24 hours a day, offering over 7,000 products on our Internet site. As we increase the depth of media and community functionality available to our consumers, our Internet presence will transform from being merely a place to "order" product to a place to "consume" it, in real-time.

The business segment represented 43% of 2006 revenues, while the direct to consumer segment represented 57% of revenues. See Note 11 to our consolidated financial statements for further information on our segments.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

STOCK PRICE HISTORY

Gaiam's Class A common stock has been quoted on the NASDAQ Global Market under the symbol "GAIA" since our initial public offering on October 29, 1999. On March 12, 2007, we had 7,991 shareholders of record and 19,250,276 shares of $.0001 par value Class A common stock outstanding. We have 5,400,000 shares of $.0001 par value Class B common stock outstanding, held by one shareholder.

The following table sets forth certain sales price and trading volume data for Gaiam's Class A common stock for the period indicated:

	High Bid	Low Bid	Close	Average Daily Volume
Fiscal 2006:				
Fourth Quarter	$15.20	$11.98	$13.68	144,163
Third Quarter	$14.50	$9.80	$12.91	168,695
Second Quarter	$19.98	$13.88	$14.02	140,701
First Quarter	$16.49	$12.18	$16.11	59,677
Fiscal 2005:				
Fourth Quarter	$14.90	$9.12	$13.51	62,735
Third Quarter	$11.05	$6.90	$10.32	33,038
Second Quarter	$7.19	$5.35	$6.96	4,270
First Quarter	$6.25	$5.17	$5.54	9,587

DIVIDEND POLICY

Gaiam has never declared or paid any cash dividends on its capital stock. In addition, our bank line of credit agreement prohibits payment of any dividends to our shareholders. As of December 31, 2006, Gaiam had no outstanding advances under the line of credit agreement.

SELECTED FINANCIAL DATA

The selected statement of operations for the years ended December 31, 2006, 2005 and 2004 and balance sheet data as of December 31, 2006 and 2005 set forth below are derived from Gaiam's audited consolidated financial statements which are included elsewhere in this Annual Report to Shareholders. The selected statement of operations for the years ended December 31, 2003 and 2002 and balance sheet data as of December 31, 2004, 2003 and 2002 set forth below are derived from Gaiam's audited consolidated financial statements which are not included in this Annual Report to Shareholders. The historical operating results are not necessarily indicative of the results to be expected for any other period. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Gaiam's consolidated financial statements and related notes, included elsewhere in this Annual Report to Shareholders.

SELECTED FINANCIAL DATA

(Amounts in thousands, except per share data)

Year Ended December 31,	2006	2005	2004	2003	2002
Statement of Operations Data					
Net revenues	$219,480	$142,492	$96,657	$102,000	$111,406
Cost of goods sold	79,150	61,977	48,646	48,927	45,475
Gross profit	140,330	80,515	48,011	53,073	65,931
Selling, operating, general and administrative expenses	134,689	77,429	54,301	54,355	57,180
Operating income (loss)	5,641	3,086	(6,290)	(1,282)	8,751
Other income (loss)	3,905	(175)	109	546	(261)
Income (loss) before income taxes and minority interest	9,546	2,911	(6,181)	(736)	8,490
Income tax expense (benefit)	3,774	974	(2,440)	(461)	3,002
Minority interest in net income of consolidated subsidiary, net of tax	(128)	(601)	(897)	(697)	(40)
Net income (loss)	$5,644	$1,336	$(4,638)	$(972)	$5,448
Net income (loss) per share:					
Basic	$0.23	$0.08	$(0.32)	$(0.07)	$0.39
Diluted	$0.23	$0.08	$(0.32)	$(0.07)	$0.38
Shares outstanding:					
Basic	24,349	17,140	14,684	14,594	14,107
Diluted	24,617	17,354	14,684	14,594	14,489

December 31,	2006	2005	2004	2003	2002
Balance Sheet Data					
Cash	$104,876	$15,028	$10,439	$8,384	$11,422
Working capital	140,147	37,216	31,488	29,531	33,944
Total assets	250,968	156,101	88,287	91,860	91,167
Long-term debt (net of current maturities)	—	—	—	—	55
Stockholders' equity	218,606	107,286	66,346	69,485	69,371

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Gaiam's financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this document. This section is designed to provide information that will assist readers in understanding Gaiam's consolidated financial statements, changes in certain items in those statements from year to year, the primary factors that caused those changes and how certain accounting principles, policies and estimates affect the consolidated financial statements.

OVERVIEW AND OUTLOOK

Gaiam is a lifestyle media company providing a broad selection of information, media, products and services to customers who value personal development, wellness, ecological lifestyles, responsible media and conscious community. Gaiam's media brand is built around its ability to develop and offer media content, products, lifestyle solutions and community to consumers in the LOHAS and the emerging MTM markets.

Gaiam offers its customers the ability to make purchasing decisions and find responsible content based on these values while providing quality offerings at a price comparable to mainstream alternatives. Gaiam markets its media and products through a multi-channel approach including traditional media channels, direct to consumers via the Internet, DRTV, subscription clubs, catalog, and through national retailers and corporate accounts.

Gaiam's content forms the basis of its proprietary offerings, which then drive demand for parallel product and service offerings. Gaiam's operations are vertically integrated from content creations, through product development and sourcing, to customer service and distribution. Gaiam markets its products and services across two segments, business and direct-to-consumer. Products are distributed in each of these sales segments from a single fulfillment center.

Gaiam's business segment sells directly to retailers, both domestically and abroad with Gaiam's products now available in over 68,000 retail doors in the United States. In 2005, revenue in this segment was $70.2 million and grew to $93.8 million in 2006 reflecting a 33.7% increase. This increase reflects the sales of media titles acquired through acquisitions and asset purchases combined with internal growth. During the year Gaiam expanded its store-within-store ("SWIS") presence to over 6,000 lifestyle presentations, which are custom fixtures designed and produced by Gaiam.

Through its diverse media reach, the direct to consumer segment provides an opportunity to launch and support new media releases, a sounding board for new product testing, promotional opportunities, a growing loyal community, and customer feedback on Gaiam's and the LOHAS industry's focus and future. During 2006, this segment generated revenues of $125.7 million, up from $72.3 million in 2005. This increase reflects growth of 73.8% with the continued investment into branded DRTV, clubs and membership programs.

During 2006, Gaiam completed several acquisitions targeted towards expanding and enhancing its media content and reach. These acquisitions included acquiring the remaining minority interests in CMI, a multimedia company, and Newmark Media, Ltd., a retail distributor in the natural grocery and drug channel. Gaiam also acquired an 85% interest in a DVD subscription club that provides inspirational and spiritual family films.

We believe our growth will be driven by information, media content, products, and community delivered to the consumer via broadcast, catalog, Internet, retailers, international licensing and electronic downloads and subscription systems. Gaiam has increased its focus on its media content creation and distribution, which strategically provides increased branding opportunities, significantly higher operating contribution and greater mainstream penetration. Gaiam plans to invest in its community and membership businesses over the next two years to better capitalize on strong relationships with its loyal consumer audience and growing broadband subscription trends. This will allow Gaiam to focus on better leveraging its content through subscription clubs and community.

Factors that Gaiam believes are important to its long-term success include building its brands, increasing international growth by expanding into new markets primarily through license arrangements, extending its product lines into wellness and children's programs, and enhancing its multimedia platform community through new media opportunities, new club and membership programs, initiatives and acquisitions.

CRITICAL ACCOUNTING POLICIES

Gaiam's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Note 1 to the consolidated financial statements in the Financial Supplements and Supplementary Data section of this Annual Report to Shareholders summarizes the significant accounting policies and methods used in the preparation of Gaiam's consolidated financial statements.

Management believes the following to be critical accounting policies whose application has a material impact on Gaiam's financial presentation, and involve a higher degree of complexity, as they require management to make judgments and estimates about matters that are inherently uncertain.

Provisions for Doubtful Accounts and Returns

Gaiam records a provision for doubtful accounts for all receivables not expected to be collected. Gaiam generally does not require collateral. Gaiam evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances in which Gaiam is aware of a specific customer's inability to meet its financial obligations (e.g. bankruptcy filings), Gaiam records a specific reserve for bad debts against amounts due. For all other instances, Gaiam recognizes reserves based on historical experience and review of individual accounts outstanding.

Gaiam records a provision for product returns to be received in future periods at the time the original sale is recognized. The amount of the returns provision is based upon historical experience and future expectations.

Inventory

Inventory consists primarily of finished goods held for sale and is stated at the lower of cost (first-in, first-out method) or market. Gaiam identifies the inventory items to be written down for obsolescence based on the item's current sales status and condition. If the item is discontinued or slow moving, it is written down based on an estimate of the markdown to retail price needed to sell through its current stock level of the item.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of assets acquired less liabilities assumed in a business acquisition. In accordance with FASB Statement No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized but is reviewed for impairment annually or more frequently if impairment indicators arise, on a reporting unit level. The fair value of a reporting unit is compared with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired.

If the carrying amount of a reporting unit exceeds its fair value, the goodwill impairment test is performed to measure the amount of impairment loss. Gaiam has allocated goodwill to two reporting units, and uses a market value method for the purposes of testing for potential impairment. The annual review requires extensive use of financial judgment and estimates. Application of alternative assumptions and definitions, such as a change in the composition of a reporting unit, could yield significantly different results.

Investments

Investments in limited liability companies in which Gaiam does have the ability to exercise significant influence or control, or in which it holds a five percent or more membership interest, are accounted for under the equity method. Investments in corporations in which Gaiam does have the ability to exercise significant influence or control, or in which it holds a twenty percent or more ownership, are also accounted for under the equity method. Under the equity method, Gaiam records its share of the income or losses of the investment by increasing or decreasing the carrying value of its investment and recording the income or expense through the consolidated statement of operations. Under the cost method of accounting, investments in private companies are carried at cost and are adjusted only for other-than-temporary declines in fair value.

Purchase Accounting

Gaiam accounts for the acquisition of a controlling interest in a company using the purchase method prescribed by FASB Statement No. 141, *Business Combinations* ("SFAS 141"). In determining the estimated fair value of certain acquired assets and liabilities, management makes assumptions based upon historical and other relevant information and, in some cases, independent expert appraisers. Assumptions may be incomplete, and unanticipated events and circumstances may occur that could affect the validity of such assumptions, estimates, or actual results. The estimated fair value of assets and liabilities acquired in accordance with SFAS 141 during 2006 are preliminary as of December 31, 2006. We expect to obtain information necessary to finalize the estimated values during 2007.

Media Library

The media library asset represents the fair value of the library of produced videos acquired through business combinations, the purchase price of media rights to both video and audio titles, and the capitalized cost to produce media products marketed by Gaiam to retailers and direct-mail and online customers. The fair value of acquired or purchased media titles and content is amortized on a straight-line basis over succeeding periods on the basis of its estimated useful life. Capitalized production costs are deferred for financial reporting purposes until the media is released and, then, amortized over succeeding periods on the basis of estimated sales. Historical sales statistics are the principal factor used in estimating the amortization rate.

Stock-Based Compensation

Effective January 1, 2006, Gaiam adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"), a revision to the previously issued guidance on accounting for stock options and other forms of equity-based compensation issued to employees and others over the their requisite service period (generally the vesting period). The fair value of each grant is estimated as of the grant date using the Black-Scholes option-pricing model. This involves assumptions calculated using management's best estimates at the time of the grant, which impacts the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the life of the option. Additional information is included in Note 1 of the *Notes to Consolidated Financial Statements*.

RESULTS OF OPERATIONS

The following table sets forth certain financial data as a percentage of revenues for the periods indicated:

For the Year Ended December 31,	2006	2005	2004
Net revenue	100.0%	100.0%	100.0%
Cost of goods sold	36.1%	43.5%	50.3%
Gross profit	63.9%	56.5%	49.7%
Expenses:			
Selling and operating	54.6%	47.5%	47.7%
Corporate, general and administrative	6.8%	6.9%	8.5%
Total expenses	61.4%	54.3%	56.2%
Income (loss) from operations	2.5%	2.2%	-6.5%
Other income (expense), net	1.8%	-0.1%	0.1%
Income (loss) before income taxes and minority interest	4.3%	2.0%	-6.4%
Income tax (benefit) expense	1.7%	0.7%	-2.5%
Minority interest in net income of consolidated subsidiary, net of tax	—%	-0.4%	-0.9%
Net income (loss)	2.6%	0.9%	-4.8%

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Revenue of $219.5 million during 2006 was 54.0% higher than the $142.5 million in revenue generated in 2005. Gaiam's increase in revenue reflects the sales of media titles acquired from GoodTimes Entertainment ("GoodTimes"), coupled with strong performance in our direct marketing programs, continued penetration into existing retail stores, and the addition of new retail distribution outlets. During the year, Gaiam added distribution to over 18,000 new retail doors, bringing the total number of doors in the United States to 68,000. Revenue in Gaiam's direct to consumer segment was $125.7 million in 2006, an increase of $53.4 million or 73.8% over 2005 revenue of $72.3 million, primarily reflecting strong performance in our direct marketing programs and revenue from the SCI acquisition in August 2006. DRTV continues to be a strong revenue source for this segment while providing a test marketing platform for new brands and products. Total revenue generated by Gaiam's business segment, including revenue generated by acquisitions, increased by 33.7% to $93.8 million in 2006 from $70.2 million in 2005.

Gross profit, which consists of revenue less cost of sales (primarily merchandise cost plus inbound freight and duties), increased to $140.3 million for 2006 from $80.5 million during 2005. As a percentage of revenue, gross profit increased 740 basis points to 63.9% in 2006 from 56.5% in 2005. The increase was primarily due to strong sales of media and direct marketing products which carry higher margins, but also carry higher selling and operating expenses. The increased media sales have allowed Gaiam to leverage its purchasing volume to receive improved buying discounts. Gaiam also continued to benefit from the elimination of fees previously paid for third party distribution following the GoodTimes transaction. Additionally, Gaiam's strong cash position allowed the Company to take advantage of prompt pay vendor discounts. The business segment's gross profit increased to 62.5% in 2006 from 57.3% in 2005. The direct to consumer segment's gross profit increased to 65.0% in 2006, up from 55.7% in 2005.

Selling and operating expenses increased to $119.7 million for 2006 compared to $67.6 million in the same period of 2005, primarily resulting from increased sales and operating expenses to support the revenue increases described above and the additional amortization expense associated with GoodTimes' media library. As a percentage of revenue, selling and operating expenses increased to 54.6% in 2006 from 47.5% in 2005 reflecting a change in revenue mix toward increased media and direct marketing products which carry higher selling and operating expenses, such as merchandising fees and advertising costs, along with higher gross margins.

Corporate, general and administration expenses increased to $15.0 million in 2006 from $9.8 million in 2005 primarily due to Gaiam's planned investments in its business to support the increased revenue base. As a percent of revenue, corporate general and administration expenses decreased slightly to 6.8% of revenue in 2006 compared to 6.9% of revenue in 2005.

Income from operations was $5.6 million in 2006, up from $3.1 million in 2005, primarily reflecting higher sales and improved gross profit margins, partially offset by higher selling and operating expenses associated with media and direct marketing products, as well as redundant system and operating costs as a result of the GoodTimes acquisition. As a percent of revenue, income from operations improved to 2.5% of revenue during 2006, as compared to 2.2% of revenue in 2005.

Gaiam recorded other income of $3.9 million in 2006 compared to other expense of $0.2 million in 2005. The increase in 2006 other income primarily consisted of interest on cash investments and a gain of $0.5 million on the sale of 19,968 Series A Preferred Units of Life Balance Media Holdings LLC ("LIME"). This investment was acquired in August 2005 and represented a 19.9% interest in LIME. In 2005, Gaiam recorded a $646 thousand loss on this investment for the period from August 22, 2005 through December 31, 2005, which was partially offset by interest income of $0.4 million. The share of net income associated with minority interest in consolidated subsidiaries was $0.1 million in 2006, compared to the share of net income of $0.6 million for the comparable 2005 period.

Gaiam recorded an income tax expense of $3.8 million in 2006 compared to an income tax expense of $1.0 million in 2005. Gaiam's consolidated effective tax rate fluctuates based upon the distribution of earnings/losses between its domestic and foreign operations.

As a result of the factors described above, Gaiam improved its financial performance over 2005. In 2006, Gaiam produced net income of $5.6 million, or $0.23 per share, as compared to a net income in 2005 of $1.3 million or $0.08 per share.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Revenue of $142.5 million during 2005 was 47% higher than the $96.7 million in revenue generated in 2004. Gaiam's increase in revenue primarily resulted from increased sales volume from content acquired in the GoodTimes asset acquisition, which was coupled with a 19% internal growth rate. Revenue in Gaiam's direct to consumer segment was $72.3 million in 2005, an increase of $19.9 million or 38% over 2004 revenue of $52.4 million, primarily resulting from the advent of club, membership and DRTV revenue, in addition to a 17% internal growth rate in the core components. Gaiam's business segment generated positive internal growth of 21% for the year, and, including revenue generated by acquisitions, increased the total revenue generated by this segment by 58.6% to $70.2 million in 2005 from $44.2 million in 2004.

Gross profit, which consists of revenue less cost of sales (primarily merchandise cost plus inbound freight and duties), increased to $80.5 million for 2005 from $48 million during 2004. As a percentage of revenue, gross profit increased 680 basis points to 56.5% in 2005 from 49.7% in 2004. This was primarily attributable to a sales mix change favoring media, on which Gaiam generates significantly higher gross margins, and the cessation of markdowns and other costs associated with the format change from VHS to DVD which adversely affected 2004 results. Gross profit was also favorably impacted by improved pricing on DVDs associated with the higher volume, and new direct to retailer access, rather than the use of third party distributors, on several new key accounts. These improvements had the greatest impact on the business segment, as gross profit for this segment improved to 57.3% in 2005 from 45.6% in 2004. The direct to consumer segment also improved, as the gross profit in this segment increased to 55.7% in 2005, up from 53.1% in 2004.

Selling and operating expenses increased to $67.6 million for 2005 compared to $46.1 million in the same period of 2004, primarily resulting from increased sales and operating expenses to support the revenue increases described above, and transition expenses associated with the GoodTimes asset acquisition. As a percentage of revenue, selling and operating expenses decreased to 47.5% in 2005 from 47.7% in 2004 due to higher revenue base.

Corporate, general and administration expenses increased to $9.8 million in 2005 from $8.2 million in 2004, but decreased significantly to 6.9% of revenue in 2005 from 8.5% of revenue in 2004. This expense increase primarily resulted from increased facilities, systems and other infrastructure costs associated with the acquired assets and increased business volume.

As a result of the above factors, Gaiam generated $3.1 in income from operations, or 2.2% of revenue, during 2005, as compared to a $6.3 million operating loss in 2004, which was 6.5% of revenue.

Gaiam recorded $175 thousand in other expense during 2005 and $109 thousand in other income during 2004. In August 2005, Gaiam acquired a 19.9% interest in LIME, and recorded a one-time $646 thousand loss on this investment for the period from August 22, 2005 through December 31, 2005. This loss was partially offset by interest income of $358 thousand for 2005. During 2004, Gaiam generated $160 thousand in interest income. The share of net income associated with minority interest in consolidated subsidiaries was $601 thousand in 2005, compared to the share of net income of $897 thousand for the comparable 2004 period.

Gaiam recorded an income tax expense of $974 thousand for 2005 compared to an income tax benefit of $2.4 million in 2004. Gaiam's consolidated effective tax rate fluctuates based upon the distribution of earnings/losses between its domestic and foreign operations.

As a result of the factors described above, Gaiam improved its financial performance over 2004. In 2005, Gaiam produced net income of $1.3 million, or $0.08 per share, as compared to a net loss in 2004 of $4.6 million or $0.32 per share.

QUARTERLY AND SEASONAL FLUCTUATIONS

The following table sets forth our unaudited quarterly results of operations for each of the quarters in 2006 and 2005. In management's opinion, this unaudited financial information includes all adjustments, consisting solely of normal recurring accruals and adjustments, necessary for a fair presentation of the results of operations for the quarters presented. This financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report to Shareholders. The results of operations for any quarter are not necessarily indicative of future results of operations. Amounts are in thousands, except per share data.

Fiscal 2006	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Net revenue	$51,752	$43,161	$51,786	$72,781
Gross profit	33,162	26,891	32,629	47,648
Operating income (loss)	1,010	(2,676)	1,010	6,297
Net income (loss)	890	(1,166)	1,653	4,267
Diluted net income (loss) per share	$0.04	$(0.05)	$0.06	$0.16
Weighted average shares outstanding-diluted	20,795	23,140	26,864	27,211

Fiscal 2005	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Net revenue	$26,324	$21,706	$30,139	$64,322
Gross profit	13,749	10,557	16,713	39,496
Operating income (loss)	287	(1,271)	878	3,193
Net income (loss)	116	(766)	505	1,481
Diluted net income (loss) per share	$0.01	$(0.05)	$0.03	$0.07
Weighted average shares outstanding-diluted	14,914	14,820	18,892	20,595

Note: The aggregate of certain of the above amounts differs from that reported for the full fiscal year due to the effects of rounding.

Quarterly fluctuations in Gaiam's revenues and operating results are due to a number of factors, including the timing of new product introductions and mailings to customers, advertising, acquisitions (including costs of acquisitions and expenses related to integration of acquisitions), competition, pricing of products by vendors and expenditures on our systems and infrastructure. The impact on revenue and operating results due to the timing and extent of these factors can be significant. Our sales are also affected by seasonal influences. On an aggregate basis, Gaiam generates its strongest revenues and net income in the fourth quarter due to increased holiday spending and retailer fitness purchases.

STOCK PERFORMANCE GRAPH

The graph below shows, for the five years ended December 31, 2006, the cumulative total return on an investment of $100 in our Class A common stock, assumed to have been made on December 31, 2001 and the relative stock performances from Gaiam's commencement on the market, October 29, 1999, until December 31, 2001. The graph compares such return with that of comparable investments assumed to have been made on the same date in (a) the NASDAQ Stock Market (U.S. Companies) Index and (b) a new media peer group, comprised of Martha Steward Living Omnimedia, Inc.; The Walt Disney Company; and Lions Gate Entertainment Corp. Gaiam did not believe a sufficient number of public companies that primarily engaged in Gaiam's lines of business existed to permit construction of a peer group of such companies, and, accordingly, Gaiam had previously selected its peer group from companies who focus on their lifestyle brands. As Gaiam's business model has evolved over the last couple of years, a peer group of media companies, which are more closely aligned with Gaiam's current model, has been chosen to replace the lifestyle peer group. Although total return for the assumed investment reflects a reinvestment of all dividends on December 31st of the year in which such dividends are paid, no cash dividends were paid on our common stock during the periods presented. Our Class A common stock is quoted by The NASDAQ Stock Market's National Market under the trading symbol GAIA.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Gaiam, Inc., The NASDAQ Composite Index, And The Media Peer Group



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
10/99
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
Gaiam, Inc.
NASDAQ Composite
Media Peer Group

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends. On October 29, 1999, Gaiam commenced trading on the NASDAQ stock exchange at $5.00 per share. The closing price of Gaiam's stock on December 29, 2006 was $13.68. Gaiam's fiscal year ends on December 31.

This Stock Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference of this annual report to shareholders into any filing under the Securities Act or under the Exchange Act, except to the extent that Gaiam specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act and is not to be deemed to be soliciting material.

Gaiam recorded $175 thousand in other expense during 2005 and $109 thousand in other income during 2004. In August 2005, Gaiam acquired a 19.9% interest in LIME, and recorded a one-time $646 thousand loss on this investment for the period from August 22, 2005 through December 31, 2005. This loss was partially offset by interest income of $358 thousand for 2005. During 2004, Gaiam generated $160 thousand in interest income. The share of net income associated with minority interest in consolidated subsidiaries was $601 thousand in 2005, compared to the share of net income of $897 thousand for the comparable 2004 period.

Gaiam recorded an income tax expense of $974 thousand for 2005 compared to an income tax benefit of $2.4 million in 2004. Gaiam's consolidated effective tax rate fluctuates based upon the distribution of earnings/losses between its domestic and foreign operations.

As a result of the factors described above, Gaiam improved its financial performance over 2004. In 2005, Gaiam produced net income of $1.3 million, or $0.08 per share, as compared to a net loss in 2004 of $4.6 million or $0.32 per share.

QUARTERLY AND SEASONAL FLUCTUATIONS

The following table sets forth our unaudited quarterly results of operations for each of the quarters in 2006 and 2005. In management's opinion, this unaudited financial information includes all adjustments, consisting solely of normal recurring accruals and adjustments, necessary for a fair presentation of the results of operations for the quarters presented. This financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report to Shareholders. The results of operations for any quarter are not necessarily indicative of future results of operations. Amounts are in thousands, except per share data.

Fiscal 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$51,752	$43,161	$51,786	$72,781
Gross profit	33,162	26,891	32,629	47,648
Operating income (loss)	1,010	(2,676)	1,010	6,297
Net income (loss)	890	(1,166)	1,653	4,267
Diluted net income (loss) per share	$0.04	$(0.05)	$0.06	$0.16
Weighted average shares outstanding-diluted	20,795	23,140	26,864	27,211

Fiscal 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$26,324	$21,706	$30,139	$64,322
Gross profit	13,749	10,557	16,713	39,496
Operating income (loss)	287	(1,271)	878	3,193
Net income (loss)	116	(766)	505	1,481
Diluted net income (loss) per share	$0.01	$(0.05)	$0.03	$0.07
Weighted average shares outstanding-diluted	14,914	14,820	18,892	20,595

Note: The aggregate of certain of the above amounts differs from that reported for the full fiscal year due to the effects of rounding.

Quarterly fluctuations in Gaiam's revenues and operating results are due to a number of factors, including the timing of new product introductions and mailings to customers, advertising, acquisitions (including costs of acquisitions and expenses related to integration of acquisitions), competition, pricing of products by vendors and expenditures on our systems and infrastructure. The impact on revenue and operating results due to the timing and extent of these factors can be significant. Our sales are also affected by seasonal influences. On an aggregate basis, Gaiam generates its strongest revenues and net income in the fourth quarter due to increased holiday spending and retailer fitness purchases.

LIQUIDITY AND CAPITAL RESOURCES

Gaiam's capital needs arise from working capital required to fund our operations, capital expenditures related to acquisition and development of media content, development of our Internet and community platforms and new products, acquisitions of new businesses, replacements, expansions and improvements to Gaiam's infrastructure, and future growth. These capital requirements depend on numerous factors, including the rate of market acceptance of Gaiam's product offerings, the ability to expand Gaiam's customer base, the cost of ongoing upgrades to Gaiam's product offerings, the level of expenditures for sales and marketing, the level of investment in distribution systems and facilities and other factors. The timing and amount of these capital requirements are variable and cannot accurately be predicted. Additionally, Gaiam will continue to pursue opportunities to expand its media libraries, evaluate possible investments in businesses, products and technologies, and increase its sales and marketing programs and brand promotions as needed.

Gaiam has a credit agreement with Wells Fargo that permits borrowings of up to $15 million based upon the collateral value of Gaiam's accounts receivable and inventory. At December 31, 2006, Gaiam had no borrowings outstanding under this agreement; however, $3.0 million was reserved for outstanding letters of credit. Gaiam has complied with all of the financial covenants. This credit agreement expires on July 31, 2007. Should Gaiam choose to borrow under the credit agreement, outstanding advances would bear interest at the lower of prime rate less 50 basis points or LIBO plus 275 basis points. Borrowings are secured by a pledge of Gaiam's assets, and the agreement contains various financial covenants, including covenants prohibiting the payment of cash dividends to Gaiam shareholders and requiring compliance with certain financial ratios.

Gaiam's operating activities provided net cash of $1.7 million and $6.7 million in 2006 and 2005, respectively. Gaiam's net cash generated from operating activities in 2006 was primarily attributable to net income of $5.6 million, net non-cash expenses of $11.0 million and decreases to accounts receivable of $3.3 million, partially offset by an increase in inventory of $5.4 million, reduced payables and other liabilities of $11.0 million, and net other uses of $1.8 million. The reduction in accounts payable of $6.9 million reflects the Company's decision to buy direct from overseas factories which require payment upon shipment versus going through distributors with payment terms. This change in buying strategy, coupled with other cost saving initiatives, increased Gaiam's gross profit margin to 63.9% in 2006 from 56.5% in 2005. The increase in inventory reflects the additional products necessary to support the increased sales growth. Gaiam's net cash generated from operating activities in 2005 was primarily attributable to net income of $1.3 million and noncash expenses of $6.4 million. The use of cash to fund the growth in accounts receivable resulting from increased sales volume was offset by the growth in accounts payable.

Gaiam's investing and acquisition activities used net cash of $9.7 million and $40.4 million for 2006 and 2005, respectively. In 2006, Gaiam increased its ownership interest in CMI and Newmark Media, Ltd. ("Newmark") and acquired an 85% ownership interest in Spiritual Cinema, Inc. ("SCI"), resulting in net cash outlay of $7.0 million. Additionally, Gaiam acquired or produced additional media content and rights as well as sold other property and equipment for a net cash outlay of $2.7 million. During 2005, Gaiam used cash to acquire assets from GoodTimes and to fund Gaiam's investment in LIME. In 2005 Gaiam used $1.6 million for the purchase of property, equipment and media rights.

Gaiam's financing activities generated net cash of $97.0 million and $38.7 million for 2006 and 2005, respectively. On May 24, 2006, Gaiam sold 5,000,000 shares of Class A common stock and on June 13, 2006 sold 690,000 shares of Class A common stock. The combined sale generated net proceeds of $93.0 million. On July 7, 2005, Gaiam issued and sold 2,821,317 shares of unregistered Class A common stock for an aggregate purchase price of approximately $18.7 million to certain funds advised by Prentice Capital Management, LP. On August 22, 2005, Gaiam issued and sold 2,500,000 shares of unregistered Class A common stock for an aggregate purchase price of $20 million to Revolution Living, LLC. The remaining 2006 and 2005 cash generated by financing activities resulted primarily from the exercise of stock options under Gaiam's 1999 Long Term Incentive Program.

Gaiam believes its available cash, cash expected to be generated from operations, cash generated by the sale of Class A common stock, and borrowing capabilities should be sufficient to fund its operations on both a short-term and long-term basis. However, Gaiam's projected cash needs may change as a result of acquisitions, product development, unforeseen operational difficulties or other factors.

In the normal course of our business, Gaiam investigates, evaluates and discusses acquisition, joint venture, minority investment, strategic relationship and other business combination opportunities in the LOHAS and MTM markets. For any future investment, acquisition or joint venture opportunities, Gaiam may consider using then-available liquidity, issuing equity securities or incurring additional indebtedness.

CONTRACTUAL OBLIGATIONS

Gaiam has commitments pursuant to lease and debt agreements, but does not have any outstanding commitments pursuant to long-term debt obligations or purchase obligations. The following table shows our commitments to make future payments under operating leases (in thousands):

	Total	< 1 year	1-3 years	3-5 years	> 5 yrs
Operating lease obligations	$6,153	$4,597	$1,008	$304	$244

OFF-BALANCE SHEET ARRANGEMENTS

Gaiam does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities ("SPEs") or variable interest entities ("VIEs"), which have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes. As of December 31, 2006, Gaiam is not involved in any unconsolidated SPEs or VIEs.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, which include changes in U.S. interest rates and foreign exchange rates. We do not engage in financial transactions for trading or speculative purposes.

Any borrowings we might make under our bank credit facility would bear interest at the lower of prime rate less 50 basis points or LIBOR plus 275 basis points. Gaiam does not have any amounts outstanding under its credit line, so any unfavorable change in interest rates would not have a material impact on Gaiam's results from operations or cash flows unless Gaiam makes borrowings in the future.

Gaiam purchases a significant amount of inventory from vendors outside of the U.S. in transactions that are primarily U.S. dollar denominated transactions. Because the percentage of our international purchases denominated in currencies other than the U.S. dollar is small, any currency risks related to these transactions are immaterial to Gaiam. A decline in the relative value of the U.S. dollar to other foreign currencies could, however, lead to increased purchasing costs. In order to mitigate this exposure, Gaiam makes virtually all of its purchase commitments in U.S. dollars.

In 2003, Gaiam purchased a 50.1% interest in Gaiam Limited, formerly known as Leisure Systems International Limited, a U.K. based distributor. Because Gaiam Limited's revenues are primarily denominated in foreign currencies, this investment exposes Gaiam to accounting risk associated with foreign currency exchange rate fluctuations. However, we have determined that there was no material market risk exposure to our consolidated financial position, results of operations or cash flows as of December 31, 2006.

STOCK PERFORMANCE GRAPH

The graph below shows, for the five years ended December 31, 2006, the cumulative total return on an investment of $100 in our Class A common stock, assumed to have been made on December 31, 2001 and the relative stock performances from Gaiam's commencement on the market, October 29, 1999, until December 31, 2001. The graph compares such return with that of comparable investments assumed to have been made on the same date in (a) the NASDAQ Stock Market (U.S. Companies) Index and (b) a new media peer group, comprised of Martha Steward Living Omnimedia, Inc.; The Walt Disney Company; and Lions Gate Entertainment Corp. Gaiam did not believe a sufficient number of public companies that primarily engaged in Gaiam's lines of business existed to permit construction of a peer group of such companies, and, accordingly, Gaiam had previously selected its peer group from companies who focus on their lifestyle brands. As Gaiam's business model has evolved over the last couple of years, a peer group of media companies, which are more closely aligned with Gaiam's current model, has been chosen to replace the lifestyle peer group. Although total return for the assumed investment reflects a reinvestment of all dividends on December 31st of the year in which such dividends are paid, no cash dividends were paid on our common stock during the periods presented. Our Class A common stock is quoted by The NASDAQ Stock Market's National Market under the trading symbol GAIA.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Gaiam, Inc., The NASDAQ Composite Index, And The Media Peer Group



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
10/99
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
Gaiam, Inc.
NASDAQ Composite
Media Peer Group

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends. On October 29, 1999, Gaiam commenced trading on the NASDAQ stock exchange at $5.00 per share. The closing price of Gaiam's stock on December 29, 2006 was $13.68. Gaiam's fiscal year ends on December 31.

This Stock Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference of this annual report to shareholders into any filing under the Securities Act or under the Exchange Act, except to the extent that Gaiam specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act and is not to be deemed to be soliciting material.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENT SCHEDULE:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Gaiam, Inc.
Broomfield, Colorado

We have audited the accompanying consolidated balance sheets of Gaiam, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule II for the years ended December 31, 2006, 2005 and 2004. We also have audited management's assessment, included in the accompanying Managements' Report on Internal Control over Financial Reporting included in Item 9A, that Gaiam, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Criteria"). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As discussed in Note 1 to the financial statements, in 2006 the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), *Share-Based Payment*, effective January 1, 2006.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gaiam, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule II for the years ended December 31, 2006, 2005 and 2004, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein. Also in our opinion, management's assessment that Gaiam, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO Criteria. Furthermore, in our opinion, Gaiam, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on the COSO Criteria.

Ehrhardt Keefe Steiner & Hottman PC

March 14, 2007
Denver, Colorado

GAIAM, INC. CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

December 31,	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$104,876	$15,028
Accounts receivable, net of allowance for doubtful accounts of $1,180 in 2006 and $761 in 2005	25,324	28,067
Inventory, less allowances	24,313	20,792
Deferred advertising costs	3,965	3,917
Deferred tax assets	3,404	3,627
Other current assets	4,965	4,838
Total current assets	166,847	76,269
Property and equipment, net	7,784	9,428
Media library, net	37,201	38,339
Non-current deferred tax assets	5,958	7,282
Goodwill and other intangibles	28,879	17,541
Notes receivable and other assets	4,299	7,242
Total assets	$250,968	$156,101
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$18,848	$25,843
Accrued liabilities	7,437	13,045
Income taxes payable	415	165
Total current liabilities	26,700	39,053
Long-term liabilities	—	1,663
Total liabilities	26,700	40,716
Minority interest	5,662	8,099
Commitments and contingencies		
Stockholders' equity:		
Class A common stock, $.0001 par value, 150,000,000 shares authorized, 21,749,936 and 15,010,736 shares issued and outstanding at December 31, 2006 and 2005, respectively	2	1
Class B common stock, $.0001 par value, 50,000,000 shares authorized, 5,400,000 shares issued and outstanding at December 31, 2006 and 2005	1	1
Additional paid-in capital	200,906	95,840
Accumulated other comprehensive income	873	264
Retained earnings	16,824	11,180
Total stockholders' equity	218,606	107,286
Total liabilities and stockholders' equity	$250,968	$156,101

See accompanying notes to the consolidated financial statements.

GAIAM, INC. CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

Year Ended December 31,	**2006**	**2005**	**2004**
Net revenue	$219,480	$142,492	$96,657
Cost of goods sold	79,150	61,977	48,646
Gross profit	140,330	80,515	48,011
Expenses:			
Selling and operating	119,700	67,639	46,060
Corporate, general and administration	14,989	9,790	8,241
Total expenses	134,689	77,429	54,301
Income (loss) from operations	5,641	3,086	(6,290)
Other income (expense)	645	(533)	(51)
Interest income	3,260	358	160
Other income (expense)	3,905	(175)	109
Income (loss) before income taxes and minority interest	9,546	2,911	(6,181)
Income tax expense (benefit)	3,774	974	(2,440)
Minority interest in net income of consolidated subsidiaries, net of income taxes	(128)	(601)	(897)
Net income (loss)	$5,644	$1,336	$(4,638)
Net income (loss) per share:			
Basic	$0.23	$0.08	$(0.32)
Diluted	$0.23	$0.08	$(0.32)
Shares used in computing net income (loss) per share:			
Basic	24,349	17,140	14,684
Diluted	24,617	17,354	14,684

See accompanying notes to the consolidated financial statements.

GAIAM, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share data)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Income	Retained Earnings	Total
	Shares	Amount	Shares	Amount					
Balance at December 31, 2003	9,203,056	$1	5,400,000	$1	$53,831	$(72)	$525	$15,199	$69,485
Issuance of common stock in conjunction with acquisitions and compensation	208,841				1,102	72	—	—	1,174
Comprehensive loss:									
Net loss	—	—	—	—	—	—	—	(4,638)	(4,638)
Foreign currency translation adjustment, net of income taxes of $75	—	—	—	—	—	—	325	—	325
Comprehensive loss	—	—	—	—	—	—	—	—	(4,313)
Balance at December 31, 2004	9,411,897	1	5,400,000	1	54,933	—	850	10,561	66,346
Issuance of common stock in conjunction with acquisitions and compensation	5,598,839	—	—	—	40,907	—	—	—	40,907
Retained earnings adjustment to reflect Conscious Media as an equity investment from the date of initial investment through acquisition of a majority interest	—	—	—	—	—	—	—	(717)	(717)
Comprehensive income:									
Net income	—	—	—	—	—	—	—	1,336	1,336
Foreign currency translation adjustment, net of income taxes of $(155)	—	—	—	—	—	—	(586)	—	(586)
Comprehensive income	—	—	—	—	—	—	—	—	750
Balance at December 31, 2005	15,010,736	1	5,400,000	1	95,840	—	264	11,180	107,286
Sale of common stock in underwritten offerings	5,690,000	1	—	—	93,601	—	—	—	93,602
Issuance of common stock in conjunction with acquisitions and compensation	1,049,200	—	—	—	11,465	—	—	—	11,465
Comprehensive income:									
Net income	—	—	—	—	—	—	—	5,644	5,644
Foreign currency translation adjustment, net of income taxes of $393	—	—	—	—	—	—	609	—	609
Comprehensive income	—	—	—	—	—	—	—	—	6,253
Balance at December 31, 2006	21,749,936	$2	5,400,000	$1	$200,906	$—	$873	$16,824	$218,606

See accompanying notes to the consolidated financial statements.

GAIAM, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Year Ended December 31,	2006	2005	2004
Operating activities			
Net income (loss)	$5,644	$1,336	$(4,638)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	1,926	2,146	2,822
Amortization	5,883	2,555	2,077
Noncash stock-based compensation	623	—	72
Minority interest in consolidated subsidiaries	128	601	897
Noncash loss on disposal of property and equipment	—	—	259
Noncash (gain) loss from equity method investment	(680)	646	—
Noncash gain on Gaiam.com stock redemption	—	—	(442)
Deferred income tax expense (benefit)	3,210	472	(564)
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	3,319	(11,066)	2,622
Inventory	(5,373)	3,143	304
Deferred advertising costs	(531)	(1,281)	(986)
Other current assets	(1,175)	(1,674)	(30)
Notes receivable and other assets	(238)	(139)	330
Accounts payable	(6,859)	11,399	192
Accrued liabilities and income taxes payable	(4,133)	(1,404)	210
Net cash provided by operating activities	1,744	6,734	3,125
Investing activities			
Purchase of property, equipment, and media rights	(3,412)	(1,589)	(1,649)
Proceeds from sale of property and equipment	668	—	—
Purchase of acquisitions, investments, and stock rights	(6,998)	(38,804)	26
Net cash used in investing activities	(9,742)	(40,393)	(1,623)
Financing activities			
Principal payments on capital leases	—	—	(55)
Proceeds from issuance of common stock, net	97,022	38,708	427
Net cash provided by financing activities	97,022	38,708	372
Effects of exchange rates on cash and cash equivalents	824	(460)	181
Net increase in cash and cash equivalents	89,848	4,589	2,055
Cash and cash equivalents at beginning of year	15,028	10,439	8,384
Cash and cash equivalents at end of year	$104,876	$15,028	$10,439
Supplemental cash flow information			
Interest paid	$23	$—	$1
Income taxes paid	949	1,196	679
Common stock issued for acquisitions	4,943	2,150	539

See accompanying notes to the consolidated financial statements.

GAIAM, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Gaiam, Inc. ("Gaiam") is a lifestyle media company providing a broad selection of information, media, products and services to customers who value personal development, wellness, ecological lifestyles, responsible media and conscious community. Gaiam was incorporated under the laws of the State of Colorado on July 7, 1988.

Principle of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of Gaiam and its subsidiaries in which Gaiam's ownership is greater than 50% and the subsidiary is considered to be under Gaiam's control. All material intercompany accounts and transaction balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposit accounts with financial institutions and highly liquid investments, which mature within three months of date of purchase. The fair value of the cash and cash equivalents approximates their carrying value due to their short maturities.

Provision for Doubtful Accounts and Returns

Gaiam records a provision for doubtful accounts for all receivables not expected to be collected. Gaiam generally does not require collateral. Gaiam evaluates the collectibility of the accounts receivable based on a combination of factors. In circumstances in which Gaiam is aware of a specific customer's inability to meet its financial obligations (e.g. bankruptcy filings), Gaiam records a specific reserve for bad debts against amounts due. For all other instances, Gaiam recognizes reserves based on historical experience and review of individual accounts outstanding.

Gaiam records a provision for product returns to be received in future periods at the time the original sale is recognized. The amount of the returns provision is based upon historical experience and future expectations.

Inventory

Inventory consists primarily of finished goods held for sale and is stated at the lower of cost (first-in, first-out method) or market. Gaiam identifies its inventory items to write down for obsolescence based on the item's current sales status and condition. If the item is discontinued or slow moving, it is written down based on an estimate of the markdown to retail price needed to sell through its current stock level of the item. The reserve for obsolescence was $3.6 million in 2006 and $1.9 million in 2005.

Advertising Costs

Deferred advertising costs relate to the preparation, printing, advertising and distribution of infomercials and catalogs. Such costs are deferred for financial reporting purposes until the catalogs and infomercials are distributed and advertised, then amortized over succeeding periods on the basis of estimated sales. Seasonal catalogs are amortized within seven months, while the amortization period for annual catalogs does not exceed one year. Historical sales statistics are the principal factor used in estimating the amortization rate. Other advertising and promotional costs are expensed as incurred.

In accordance with Emerging Issues Task Force ("EITF") Issue No. 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)*, Gaiam records sales discounts or other sales incentives as a reduction to revenues. Gaiam identifies and records as expense those cooperative advertising expenses paid by Gaiam, which are for advertisements meeting the separable benefit and fair value tests, as part of selling and operating expense.

Amounts recorded as advertising expense, including those related to Gaiam's catalogs and infomercials were $35.5 million, $17.6 million and $11.6 million for the years ended December 31, 2006, 2005 and 2004, respectively, and are included in selling and operating expense in the consolidated statement of operations.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization, which includes the amortization of assets recorded under capital leases. Included in property and equipment is the cost of internal-use software, including software used in connection with Gaiam's websites. Gaiam expenses all costs related to the development of internal-use software other than those incurred during the application development stage in accordance with AICPA Statement of Position No. ("SOP") 98-1, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the software, which is typically three years. Depreciation of property and equipment is computed on the straight-line method over estimated useful lives (generally three to ten years). Property and equipment purchased under capital leases are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term.

Investments

Investments in limited liability companies in which Gaiam does have the ability to exercise significant influence or control, or in which it holds a five percent or more membership interest, are accounted for under the equity method. Investments in corporations in which Gaiam does have the ability to exercise significant influence or control, or in which it holds a twenty percent or more ownership, are also accounted for under the equity method. Under the equity method, Gaiam records its share of the income or losses of the investment by increasing or decreasing the carrying value of its investment and recording the income or expense through the consolidated statement of operations. Under the cost method of accounting, investments in private companies are carried at cost and are adjusted only for other-than-temporary declines in fair value. Investments under the cost and equity methods are included on the accompanying consolidated balance sheet in "Notes receivable and other assets".

Gaiam evaluates its long-lived assets, including investments, on at least an annual basis to test for impairment or valuation issues, and concluded that, as of December 31, 2006 and 2005, no indicators of impairment were present.

Purchase Accounting

Gaiam accounts for the acquisition of a controlling interest in a company using the purchase method prescribed by FASB Statement No. 141, *Business Combinations* ("SFAS 141"). In determining the estimated fair value of certain acquired assets and liabilities, management makes assumptions based upon historical and other relevant information and, in some cases, independent expert appraisers. Assumptions may be incomplete, and unanticipated events and circumstances may occur that could affect the validity of such assumptions, estimates, or actual results. The estimated fair value of assets and liabilities acquired in accordance with SFAS 141 during 2006 are preliminary as of December 31, 2006. We expect to obtain information necessary to finalize the estimated values during 2007.

Media Library

The media library asset represents the fair value of Gaiam's library of produced videos acquired through business combinations, the purchase price of media rights to both video and audio titles, and the capitalized cost to produce media products marketed by Gaiam to retailers and direct-mail and online customers. The media library is presented net of accumulated amortization of approximately $16.2 million and $10.9 million at December 31, 2006 and 2005, respectively, and it is being amortized over the estimated useful life of the titles, which range from five to fifteen years. Additionally, Gaiam estimates approximately $9.6 million in participation expenses, primarily royalties, on acquired and produced media content during 2007..

In accordance with SOP No. 00-2, *Accounting by Producers or Distributors of Films*, media library costs to produce media content consists of costs incurred to produce the media content, net of accumulated amortization. These costs, as well as participation costs, are recognized as operating expenses on an individual film basis in the ratio that the current year's gross revenues bear to management's estimate of total ultimate gross revenues from all sources to be earned over a seven year period. Capitalized production costs are stated at the lower of unamortized cost or estimated fair value on an individual film basis. Revenue forecasts, based primarily on historical sales statistics, are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and other events or changes in circumstances indicate that a film has a fair value that is less than its unamortized cost, an impairment loss is recognized in the current period for the amount by which the unamortized cost exceeds the film's fair value.

During 2006, capitalized production costs for released films were approximately $248 thousand, and for those films not yet released was approximately $1.1 million. Additionally, as of December 31, 2006, Gaiam estimates that approximately $1.1 million or 21% of the unamortized costs for released films will be amortized during 2007, and approximately 81% of the unamortized costs for released films will be amortized within the next three years. Accumulated amortization for produced media content at December 31, 2006 and 2005 was approximately $8.1 million and $6.8 million, respectively. Amortization expense for produced media content for the years ended December 31, 2006, 2005 and 2004 was $1.4 million, $1.0 million, and $1.4 million, respectively.

The acquired and purchased media rights have $32.2 million of remaining unamortized costs as of December 31, 2006 that will be amortized on a straight-line basis over 7 to 132 months. Amortization expense for acquired and purchased media rights for the years ended December 31, 2006, 2005 and 2004 was $4.1 million, $1.5 million, and $687 thousand, respectively. Based upon the acquired and purchased media and audio titles and rights at December 31, 2006, the annual amortization expense for the next five years is expected to approximate $3.9 million per annum. In 2005, Gaiam added $32.3 million in media assets from its acquisition of content and programming from GoodTimes Entertainment.

Based on total media library costs at December 31, 2006 and assuming no subsequent impairment of the underlying assets or a material increase in the video productions or media acquired, the amortization expense for the next five years is expected to continue to be approximately $5 million or less per annum.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase consideration over the estimated fair value of assets acquired less liabilities assumed in a business acquisition. Gaiam's other intangibles mainly consist of customer lists. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is no longer amortized but is reviewed for impairment annually or more frequently if impairment indicators arise, on a reporting unit level. The estimated fair value of a reporting unit is compared with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired.

If the carrying amount of a reporting unit exceeds its estimated fair value, the goodwill impairment test is performed to measure the amount of impairment loss. Gaiam has allocated goodwill to two reporting units, and uses a market value method for the purposes of testing for potential impairment. The annual review requires extensive use of financial judgment and estimates. Application of alternative assumptions and definitions, such as a change in the composition of a reporting unit, could yield significantly different results.

Gaiam completed its annual goodwill tests, using comparable company market multiples to establish the estimated fair value of the reporting units, and found no goodwill impairment in either of its reporting units for 2006 and 2005. Gaiam has allocated all of its goodwill balance of $28.3 million at December 31, 2006 to its two reporting units, business and direct to consumer, in the amounts of $17.0 million and $11.3 million, respectively. At December 31, 2005, Gaiam allocated goodwill in the amounts of $11.7 million and $5.7 million, respectively, to its business and direct to consumer reporting units. Goodwill is allocated to reporting units at the time of acquisition. The following table sets forth the changes in goodwill for the period December 31, 2004 through December 31, 2006 by business segment.

Goodwill (In thousands)	Direct to Consumer Segment	Business Segment	Total
Balance at December 31, 2004	$5,477	$4,279	$9,756
Additions	231	7,759	7,990
Foreign currency rate change	—	(351)	(351)
Balance at December 31, 2005	5,708	11,687	17,395
Additions	5,606	4,919	10,525
Foreign currency rate change	—	429	429
Balance at December 31, 2006	$11,314	$17,035	$28,349

On February 16, 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Statements No. 133 and 140* (SFAS 155). SFAS 155 allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; (ii) establishes a requirement to evaluate interests in securitized financial assets to determine whether interests are freestanding derivatives or are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (iv) eliminates the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest (that is itself a derivative financial instrument). SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Gaiam will adopt SFAS 155 in its fiscal year commencing January 1, 2007. Management does not believe that SFAS 155 will have a material impact on Gaiam's consolidated financial statements.

Defined Contribution Plan

In 1999, Gaiam adopted a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees. Eligible employees may contribute amounts to the plan, via payroll withholding, subject to certain limitations. The 401(k) plan permits, but does not require, additional matching contributions to the 401(k) plan by Gaiam on behalf of all participants in the 401(k) plan. To date, Gaiam has not made any matching contributions to the 401(k) plan.

Foreign Currency Translation

Our foreign subsidiaries use their local currency as their functional currency. Assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. Resulting translation adjustments, net of income taxes, are recorded as a separate component of accumulated other comprehensive income.

Comprehensive Income

SFAS No. 130, *Reporting on Comprehensive Income* establishes standards for reporting and display of comprehensive income and its components in the consolidated financial statements. Comprehensive income includes all changes in equity during a period from non-owner sources. Gaiam's accumulated other comprehensive income consists only of foreign currency translation adjustments, net of income taxes.

Reclassifications

Certain reclassifications have been made to prior period amounts to conform to the current period presentations.

Earnings (Loss) Per Share

Basic earnings (loss) per share excludes any dilutive effects of options, warrants and dilutive securities. Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares of 119 thousand are excluded from the computation of diluted earnings per share for 2004 because their effect is antidilutive.

The following table sets forth the computation of basic and diluted earnings (loss) per share:
(In thousands, except per share amounts)

For the Year Ended December 31,	2006	2005	2004
Numerator for basic and diluted earnings (loss) per share	$5,644	$1,336	$(4,638)
Denominator:			
Weighted average shares for basic earnings (loss) per share	24,349	17,140	14,684
Effect of dilutive securities:			
Weighted average of common stock, stock options, and warrants	268	214	—
Denominators for diluted earnings (loss) per share	24,617	17,354	14,684
Net income (loss) per share—basic	$0.23	$0.08	$(0.32)
Net income (loss) per share—diluted	$0.23	$0.08	$(0.32)

2. NOTES RECEIVABLE AND OTHER ASSETS

Notes receivable and other assets as of December 31, 2006 consisted of $1.3 million of investments, $2.4 million in notes and related interest receivable, and $0.6 million of other long-term assets. On January 5, 2006, Gaiam entered into an agreement with Alps Communications LLC ("Alps") and Life Balance Media Holdings LLC ("LIME"), to sell 19,968 Series A Preferred Units of LIME to Alps, an investment previously accounted for using the equity method. The purchase price per unit was equal to the amount Gaiam paid for its investment during 2005. Alps assumed all unpaid Series A Capital Contribution commitments from Gaiam and executed a 7.5% interest bearing promissory note due February 28, 2009 in the principal amount of $2,250,000. After the closing of this transaction, Gaiam owned 4,876 units, or less than 4%, of LIME. This transaction resulted in a gain of $0.5 million which is included in Other income (expense) on the Consolidated Statements of Operations for the year ended December 31, 2006. On February 6, 2007, the Alps promissory note plus accrued interest was prepaid as part of an agreement pursuant to which Gaiam repurchased certain of its shares. See Note 13 — Subsequent Events. Notes receivable and other assets as of December 31, 2005 consisted of $6.8 million of investments and $0.4 million of other assets.

On June 23, 2006, Gaiam purchased, for $3.5 million, an approximate 34% ownership interest in Cinema Circle, Inc. ("CCI"), the parent company of Spiritual Cinema Circle, a subscription-based DVD film club. This investment was accounted for under the equity method and the excess of the cost of the investment over the underlying equity in the net assets of CCI, $2.3 million, was recognized as goodwill. During July 2006, Gaiam purchased an additional 29% interest in CCI for $3.4 million. With the purchase of the additional interest, Gaiam's ownership was approximately 63% and, therefore, commencing with the effective dates of the additional share purchases, CCI met the accounting criteria to be considered a business combination as outlined in SFAS No. 141, *Business Combinations* and Gaiam began consolidating CCI's results of operations effective July 31, 2006. On September 30, 2006, Gaiam reduced its investment in CCI to a 15% ownership interest and changed its accounting for CCI from the consolidation to cost method. See Note 3 — Mergers and Acquisitions.

3. MERGERS AND ACQUISITIONS

Results from operations of acquired companies are included in the consolidated financial statements of Gaiam from the effective acquisition dates. None of the goodwill resulting from acquisition of companies during 2006 is expected to be deductible for tax purposes.

In August 2005, Gaiam entered into agreements with Revolution Living, LLC, its founder, Steve Case, and Revolution Living's LIME subsidiary. Under the terms of the Agreements, Gaiam acquired a minority interest in LIME for approximately $7.5 million. This investment was accounted for using the equity method, so Gaiam's share of the losses sustained by LIME from the date of acquisition through December 31, 2005, totaling $646 thousand, have been reflected in Gaiam's statement of operations for 2005, and the "Notes receivable and other assets" line on the balance sheet was reduced accordingly. Effective in January 2006, Gaiam reduced its ownership in LIME to less than 4%. See Note 2 — Notes Receivable and Other Assets. Additionally, on February 6, 2007, Gaiam sold this investment. See Note 13 — Subsequent Events.

In September 2005, Gaiam acquired a majority of the net assets held by GoodTimes and certain of its affiliates for $34.4 million in cash plus $0.6 million in estimated acquisition, legal and accounting costs. GoodTimes' assets included entertainment programming and home video products distributed through various channels, including television, retailers and the Internet. Gaiam commenced distribution of titles and content acquired in this asset purchase on September 13, 2005, and the results of sales in both the direct to consumer and business segments are included in the consolidated financial statements of Gaiam from this date. At December 31, 2005, the purchase price of $35.0 million was initially allocated $29.1 million to media library, $13.2 million to tangible assets, and $7.3 million to assumed liabilities.

During 2006, Gaiam reduced the aggregate purchase price to $34.8 million due to unrealized estimated acquisition costs and adjusted the estimated fair values by allocating $32.3 million to the media library, $9.4 million to tangible assets, and $6.9 million to assumed liabilities. The adjustments were primarily based on additional facts about benefits and obligations as of the purchase date which were identified during the allocation period after the acquisition date. As a result of the adjustment to the media library, Gaiam recorded in September 2006 additional amortization expense of $0.3 million.

In October 2005, Gaiam acquired a 53.4% ownership interest in Newmark Media, Ltd. ("Newmark"), a distribution company specializing in placing wellness media products in the grocery and drugstore channels for an approximately $750 thousand cash contribution to Newmark. Gaiam allocated the purchase price to the net tangible assets, and, as Newmark had negative net worth, Gaiam recorded $869 thousand in goodwill. On December 31, 2006, Gaiam acquired the 46.6% minority ownership interest in Newmark for $250 thousand cash and recorded an additional $222 thousand in goodwill. The stock purchase calls for additional consideration of up to $100 thousand contingent upon the achievement of certain distribution and product mix goals over the next two years. Gaiam has not yet recognized the contingent consideration because its amount is not determinable beyond a reasonable doubt. The purchase price allocation is preliminary pending the identification and valuation of potentially separable intangibles and reorganization liabilities. Management believes that Newmark's expertise in product placement in these under-penetrated channels more than compensates for the goodwill recorded.

On December 30, 2005, Gaiam increased its ownership percentage in Conscious Media, Inc. ("CMI"), a multimedia company, to 51% for an additional investment of $3.5 million. Gaiam acquired shares directly from the CMI for its $1.5 million in notes receivable and issued 146,667 shares of Gaiam Class A common stock and promissory notes totaling $240 thousand to certain CMI shareholders. One of these shareholders, a non-profit corporation, who had received its shares as a contribution prior to Gaiam's original investment, sold its shares to Gaiam at a discount. Gaiam has recorded a reduction to retained earnings and its investment of $717 thousand to reflect its share of the results from operations of CMI from the date of its original investment in 2002 to the end of 2005, when Gaiam acquired a majority interest. Gaiam valued the net tangible assets of CMI at December 30, 2005, recorded the portion assignable to minority interest and recorded $6.9 million in goodwill.

On September 29, 2006, Gaiam increased its ownership percentage in CMI from 51% to 86% for an additional investment of $1.9 million. Gaiam acquired stock directly from certain CMI minority interest shareholders by issuing 149,698 shares of Gaiam Class A common stock. Also, on September 29, 2006, CMI reacquired and retired 14.5 million of its outstanding Class A common stock from another minority shareholder in exchange for 100% of the common stock of a wholly-owned subsidiary of CMI. As a result of the additional investment, Gaiam recorded a $1.4 million increase to goodwill.

During the fourth quarter of 2006, CMI reacquired and retired 1.0 million of its outstanding Class A common stock from a minority shareholder in exchange for the forgiveness of $1.0 million worth of a note receivable from that shareholder. As a result of this exchange and an additional Gaiam investment of $3.2 million, comprised of 220,026 shares of Gaiam Class A common stock, of which 85,526 shares were issued to two outside board members of Gaiam, and cash of $0.2 million, Gaiam owned effectively all of CMI's outstanding stock as of November 8, 2006 and recognized additional goodwill of $3.3 million. Gaiam is still in the process of assessing the estimated fair value of the net assets acquired and, thus, the allocation of the purchase price is subject to refinement. Management believes that CMI's expertise in media programming, development and post production will complement Gaiam's current businesses and future growth, at a cost less than Gaiam could develop on its own.

On September 30, 2006, Gaiam, CCI, and Spiritual Cinema, Inc. ("SCI"), a newly formed subsidiary of Gaiam, entered into a Share Exchange Agreement ("SCI Agreement"). Prior to Gaiam's original investment in CCI (see Note 2 — Notes Receivable and Other Assets), CCI had two business segments, direct (primarily subscription clubs) and film production. Under the SCI Agreement, 100% of the equity and net assets of CCI's direct segment were acquired by SCI from CCI in exchange for 76% of Gaiam's interest in CCI and 15% of SCI. Of the $6.9 million determined cost of its 85% ownership in SCI, Gaiam allocated $5.6 million to goodwill, $0.5 million to customer lists, and the remainder to net tangible assets and minority interest. The customer lists are being amortized on a straight-line basis over 17 months. The purchase price allocation is preliminary pending further identification and valuation of potentially separable intangibles and reorganization liabilities. SCI's results of operations were included in Gaiam's consolidated statement of operations commencing October 1, 2006. Gaiam plans to invest in its community business over the next two years to better capitalize on strong relationships with its loyal consumer audience and growing broadband subscription trends. This will allow Gaiam to focus on better leveraging its content through subscription clubs and community. The films distributed to SCI's members are meaningful inspirational and spiritual family films that compliment Gaiam's product offerings.

4. PROPERTY AND EQUIPMENT

Property and equipment, stated at lower of cost or fair value, consists of the following as of December 31 (in thousands):

	2006	2005
Land	$3,100	$3,100
Buildings	1,587	1,545
Furniture, fixtures and equipment	5,580	4,670
Leasehold improvements	1,475	1,321
Website development costs	4,763	4,094
Studio, computer and telephone equipment	7,864	10,890
Vehicles	—	636
Warehouse equipment	1,191	1,462
	25,560	27,718
Accumulated depreciation and amortization	(17,776)	(18,290)
	$7,784	$9,428

5. LEASES

Gaiam leases office and warehouse space through operating leases. Gaiam has renewal clauses in some of these leases, which range from 1 to 10 years. The following schedule represents the annual future minimum payments, as of December 31, 2006 (in thousands):

	Operating
2007	$4,597
2008	845
2009	163
2010	163
2011	141
2012	122
2013	122
Total minimum lease payments	$6,153

Gaiam incurred rent expense of $4.3 million, $2.7 million and $2.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.

6. ACCRUED LIABILITIES

Accrued liabilities consist of the following as of December 31 (in thousands):

	2006	2005
Accrued royalties	$2,266	$6,596
Deferred funding obligation — LIME investment	—	2,078
Accrued compensation	2,169	1,395
Other accrued liabilities	3,002	2,976
	$7,437	$13,045

7. LINE OF CREDIT

Gaiam is party to a revolving line of credit agreement with a financial institution, which expires on July 31, 2007. The credit agreement permits borrowings up to the lesser of $15 million or Gaiam's borrowing base which is calculated based upon the collateral value of Gaiam's accounts receivable, inventory, and certain property and equipment. Borrowings under this agreement bear interest at the lower of prime rate less 50 basis points or LIBO plus 275 basis points. Borrowings are secured by a pledge of Gaiam's cash and investments held at the financial institution, accounts receivable, inventory and certain property and equipment. The credit agreement contains various financial covenants, including covenants prohibiting the payment of cash dividends to Gaiam's shareholders and requiring the maintenance of certain financial ratios. At December 31, 2005, Gaiam had no amounts outstanding under this agreement; however, $3.0 million was reserved for outstanding letters of credit. Gaiam has complied with all the financial covenants.

8. INCOME TAXES

Gaiam's provision for income taxes is comprised of the following (in thousands):

For the Year Ended December 31,	2006	2005	2004
Current:			
Federal	$4,135	$346	$(2,157)
State	885	48	(381)
International	62	301	662
	5,082	695	(1,876)
Deferred:			
Federal	(1,067)	232	(482)
State	(241)	47	(82)
	(1,308)	279	(564)
Total	$3,774	$974	$(2,440)

Variations from the federal statutory rate are as follows (in thousands):

For the Year Ended December 31,	2006	2005	2004
Expected federal income tax expense at statutory rate of 34%	$3,246	$978	$(2,079)
Effect of permanent differences	48	30	28
State income tax expense, net of federal benefit and utilization of net operating loss	433	66	(301)
Effect of differences between U.S. taxation and foreign taxation	47	(100)	(88)
Income tax expense	$3,774	$974	$(2,440)

Deferred income taxes reflect net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the net accumulated deferred income tax asset as of December 31, 2006 and 2005 are as follows (in thousands):

December 31,	**2006**	**2005**
Deferred tax assets (liabilities):		
Current:		
Provision for doubtful accounts	$553	$130
Inventory-related expense	456	560
Accrued liabilities	3,104	1,090
Prepaid and deferred catalog costs	(709)	(900)
Net operating loss carryback	—	2,746
Total current deferred tax assets	$3,404	$3,627
Non-current:		
Depreciation and amortization	$(578)	$(267)
Net operating loss carryforward	7,026	7,613
Foreign exchange rate gain	(490)	(64)
Total non-current deferred tax assets	$5,958	$7,282
Total net deferred tax assets	$9,362	$10,909

At December 31, 2006, no provision had been made for U.S. federal and state income taxes on approximately $0.2 million of undistributed foreign earnings, which are expected to be reinvested outside of the U.S. indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, Gaiam would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Gaiam's foreign subsidiaries generated income before minority interest and income taxes of approximately $0.2 million, $1.2 million and $2.1 million in 2006, 2005 and 2004, respectively.

At December 31, 2006 Gaiam had net operating loss ("NOL") carry forwards of approximately $18.0 million associated with acquisitions completed in 2001, 2002 and 2005, which may be used to offset future taxable income. These carryforwards expire beginning in 2019. The Internal Revenue Service Code contains provisions that limit the NOL available for use in any given year upon the occurrence of certain events, including significant changes in ownership interest. A change in ownership of a company of greater than 50% within a three-year period results in an annual limitation on the utilization of NOL carryforwards from tax periods prior to the ownership changes. Gaiam's NOL carryforwards as of December 31, 2006 are subject to annual limitations due to changes in ownership.

Gaiam expects the deferred tax assets at December 31, 2006 to be fully recoverable through the reversal of taxable temporary differences in future years as a result of normal business activities. Accordingly, no valuation allowances for deferred tax items were considered necessary as of December 31, 2006 or 2005.

9. STOCKHOLDERS' EQUITY

In 2004, Gaiam issued 97,590 shares of Class A common stock upon exercise of options granted under the 1999 Long-Term Incentive Plan, and 11,251 shares of Class A common stock to Gaiam's independent directors in lieu of cash compensation for services rendered in 2003.

In 2005, Gaiam issued a total of 8,221 shares of Class A common stock to Gaiam's independent directors, in lieu of cash compensation, for services rendered in 2004, and issued 62,634 shares of Class A common stock upon exercise of options granted under Gaiam's 1999 Long-Term Incentive Plan. On July 7, 2005, Gaiam issued and sold 2,821,317 shares of unregistered Class A common stock for an aggregate purchase price of approximately $18.7 million to certain funds advised by Prentice Capital Management, LP. The holders of these shares have certain registration rights. On August 22, 2005, Gaiam issued and sold 2,500,000 shares of unregistered Class A common stock for an aggregate purchase price of $20 million to Revolution Living, LLC. Additionally, Gaiam issued 60,000 shares of Class A common stock as purchase consideration for a media catalog business and issued 146,667 shares of Class A common stock to purchase shares of CMI.

In 2006, Gaiam issued a total of 7,692 shares of Class A common stock to Gaiam's independent directors, in lieu of cash compensation, for services rendered in 2005 and 2006 and issued 671,784 shares of Class A common stock upon exercise of options granted under Gaiam's 1999 Long-Term Incentive Plan. On May 24, 2006, Gaiam sold 5,000,000 shares of Class A common stock and on June 13, 2006 sold 690,000 shares of Class A common stock in an underwritten offering. The combined sale generated gross proceeds of $99.6 million. Gaiam issued 149,698 and 220,026 shares of Class A common stock on September 29, 2006 and November 8, 2006, respectively, to acquire additional ownership of CMI. See Note 3 — Mergers and Acquisitions.

As of December 31, 2006, Gaiam had the following Class A common shares reserved for future issuance:

Conversion of Class B common shares	5,400,000
Awards under the 1999 Long-Term Incentive Plan	
Stock options outstanding	1,027,740
Shares reserved for issuance to directors in lieu of cash compensation for 2006 services rendered	1,370
Total shares reserved for future issuance	6,429,110

Each holder of shares of Class A common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. Each share of Class B common stock is entitled to ten votes on all matters submitted to a vote of shareholders. There are no cumulative voting rights. All holders of shares of Class A common stock and shares of Class B common stock vote as a single group on all matters that are submitted to the shareholders for a vote. Accordingly, holders of a majority of the votes of the shares of Class A common stock and shares of Class B common stock entitled to vote in any election of directors may elect all of the directors who stand for election. As a result of voting rights described above, the holder of the Class B common stock has effective control of Gaiam. As of December 31, 2006 and 2005, all Class B common stock was held by the Chairman and Chief Executive Officer of Gaiam.

Shares of Class A common stock and shares of Class B common stock are entitled to equal dividends, if any, as may be declared by the Board of Directors out of legally available funds. In the event of a liquidation, dissolution or winding up of Gaiam, the shares of Class A common stock and shares of Class B common stock would be entitled to share ratably in Gaiam's assets remaining after the payment of all of Gaiam's debts and other liabilities. Holders of shares of Class A common stock and shares of Class B common stock have no preemptive, subscription or redemption rights, and there are no redemption or sinking fund provisions applicable to the shares of Class A common stock and Class B common stock. The outstanding shares of Class A common stock and shares of Class B common stock are fully paid and non-assessable.

The Class B common stock may not be transferred unless converted into shares of Class A common stock, other than certain transfers to affiliates, family members, and charitable organizations. The shares of Class B common stock are convertible one-for-one into shares of Class A common stock, at the option of the holder of the shares of Class B common stock.

10. SHARE-BASED PAYMENTS

Gaiam's share-based compensation program is a long-term retention program that is intended to attract, retain and provide incentives for talented employees, officers, and directors, and to align stockholder and employee interests. Gaiam grants options under its 1999 Long-Term Incentive Plan ("the Plan"), which provides for the granting of options to purchase up to 3 million shares of Gaiam's common stock. Both incentive stock options and nonqualified stock options may be issued under the provisions of the Plan. Employees of Gaiam and its affiliates, members of the Board of Directors, consultants and certain key advisors are eligible to participate in the Plan, which terminates no later than June 1, 2009. Options under the Plan are generally granted with an exercise price equal to the closing market price of Gaiam's stock at the date of the grant and normally vest and become exercisable at 2% per month for the 50 months beginning in the eleventh month after date of grant. Grants typically expire seven years from the date of grant.

The stock-based compensation cost charged against income was $0.6 million and $0.1 million in 2006 and 2004, respectively, with none in 2005, and is shown in Corporate, general and administration expenses on Gaiam's consolidated statements of operations. The total income tax benefit recognized in the consolidated statements of operations for stock-based compensation was $0.2 million and $28 thousand for 2006 and 2004, respectively. As of December 31, 2006, there was $3.0 million of unrecognized cost related to nonvested shared-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.9 years.

Gaiam uses the Black-Scholes option pricing model to determine the estimated fair value of stock options and shares issued under the Plan. The determination of fair value stock-based payment awards on the date of grant using an option-pricing model is affected by Gaiam's stock price as well as assumptions regarding a number of complex and subjective variables. These variables include Gaiam's expected term of the awards, expected stock price volatility over the expected term of the awards, risk-free interest rate and expected dividends. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which differ significantly from our stock options as traded options have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, particularly for expected term and expected price volatility. Changes in these assumptions can materially affect the fair value estimates.

The expected terms are derived from historical behavior of management versus non-management participant groupings. Expected volatilities are based on the historically realized volatility of Gaiam's stock over the expected term. Gaiam's use of historical realized volatility is based upon the expectation that future volatility over the expected term is not likely to differ from historical results. The risk-free interest rate used in the option valuation model is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. Gaiam does not anticipate paying any cash dividends in the foreseeable future and, therefore, an expected dividend yield of zero is used in the option valuation model. In accordance with SFAS No. 123R, Gaiam is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Historical data by participant groupings is used to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally five years for employees and two years for Board members.

	2006	2005	2004
Expected volatility	51% - 61%	38.4% - 46.9%	37.5% - 68.9%
Weighted-average volatility	59%	42%	69%
Expected dividends	0%	0%	0%
Expected term (in years)	1.5 - 5.9	5	5
Risk-free rate	4.27% - 5.13%	2.28% - 4.39%	2.72% - 3.65%

A summary of option activity under the Plan as of December 31, 2006, and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2006	1,504,564	$7.74		
Granted	364,400	13.24		
Exercised	(671,784)	5.81		
Forfeited or expired	(169,440)	9.90		
Outstanding at December 31, 2006	1,027,740	$10.59	4.1	—
Exercisable at December 31, 2006	483,250	$10.12	2.4	—

New shares are issued upon the exercise of options. Gaiam received $3.9 million in cash and realized a $2.5 million tax benefit from stock options exercised during 2006. The weighted-average grant-date fair value of options granted during the years 2006, 2005, and 2004 was $8.06, $4.37, and $3.48, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004, was $6.3 million, $0.3 million, and $0.2 million, respectively. The total fair value of shares vested during the years ended December 31, 2006, 2005, and 2004 was $0.4 million, $1.4 million, and $1.3 million, respectively.

On December 13, 2006, Gaiam's Compensation Committee of the Board of Directors allowed the vesting and exercise period to continue for 14,400 unvested share options held by a former e mployee who will continue to provide services to the Company on a consulting basis. This modification had an immaterial effect on compensation expense for the year ended December 31, 2006.

11. SEGMENT AND GEOGRAPHIC INFORMATION

Gaiam manages its business and aggregates its operational and financial information in accordance with two reportable segments. The direct to consumer segment contains the DRTV, catalog, Internet, and subscription community sales channels, while the business segment comprises the retailers, media and corporate account channels.

Although Gaiam is able to track revenues by sales channel, the management, allocation of resources and analysis and reporting of expenses is solely on a combined basis, at the reportable segment level.

Contribution margin is defined as net sales, less cost of goods sold and direct expenses. Financial information for Gaiam's business segments is as follows (in thousands):

Segment Information

Year Ended December 31,	2006	2005	2004
Net revenue:			
Direct to consumer	$125,708	$72,337	$52,428
Business	93,772	70,155	44,229
Consolidated net revenue	219,480	142,492	96,657
Contribution margin (loss):			
Direct to consumer	(2,291)	(781)	(82)
Business	7,932	3,867	(6,208)
Consolidated contribution margin (loss)	5,641	3,086	(6,290)
Reconciliation of contribution margin (loss) to net income (loss):			
Other income (expense)	3,905	(175)	109
Income tax expense (benefit)	3,774	974	(2,440)
Minority interest in net income of consolidated subsidiary, net of income taxes	(128)	(601)	(897)
Net income (loss)	$5,644	$1,336	$(4,638)

The direct to consumer and business segments had total assets as follows (in thousands):

As of December 31,	2006	2005	2004
Total assets:			
Direct to consumer	$89,507	$33,565	$30,648
Business	161,461	122,536	57,639
	$250,968	$156,101	$88,287

Major Customer

Sales to our largest customer for 2006, 2005 and 2004 accounted for approximately 10.1%, 12.1% and 13.2% of total revenue, respectively, during these periods.

Geographic Information

Gaiam sells and distributes essentially the same products in the United States and several foreign countries. The major geographic territories are the U.S., Canada and the United Kingdom and are based on the location of the customer. The following represents geographical data for Gaiam's operations as of and for the year ended December 31 (in thousands):

	2006	2005	2004
Revenue:			
United States	$206,584	$128,034	$79,392
International	12,896	14,458	17,265
	$219,480	$142,492	$96,657
Long-lived assets:			
United States	$44,172	$46,466	$17,117
International	1,750	1,729	1,829
	$45,922	$48,195	$18,946

As of December 31,	2006	2005	2004
Components of long-lived assets (1):			
Property and equipment, net	$7,784	$9,428	$7,857
Media library, net	37,201	38,339	10,884
Other intangibles	530	146	—
Notes receivable and other assets	407	282	205
	$45,922	$48,195	$18,946

(1) Excludes other non-current assets (non-current deferred tax assets, goodwill, investments, notes receivable, and security deposits) of $38,199, $31,637, and $20,381 for 2006, 2005, and 2004, respectively.

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2006 and 2005 (in thousands, except for per share data):

Fiscal 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$51,752	$43,161	$51,786	$72,781
Gross profit	33,162	26,891	32,629	47,648
Operating income (loss)	1,010	(2,676)	1,010	6,297
Net income (loss)	890	(1,166)	1,653	4,267
Diluted net income (loss) per share	$0.04	$(0.05)	$0.06	$0.16
Weighted average shares outstanding-diluted	20,795	23,140	26,864	27,211

Fiscal 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$26,324	$21,706	$30,139	$64,322
Gross profit	13,749	10,557	16,713	39,496
Operating income (loss)	287	(1,271)	878	3,193
Net income (loss)	116	(766)	505	1,481
Diluted net income (loss) per share	$0.01	$(0.05)	$0.03	$0.07
Weighted average shares outstanding-diluted	14,914	14,820	18,892	20,595

Note: The aggregate of certain of the above amounts differs from that reported for the full fiscal year due to the effects of rounding.

13. SUBSEQUENT EVENTS

On February 6, 2007, Gaiam entered into a stock repurchase agreement (the "Agreement") with Revolution Living LLC ("Revolution Living") and Alps, whereby Gaiam purchased 2.5 million of its Class A common stock from Revolution Living for $13.14 per share or $32.8 million in cash, Alps prepaid its promissory noteprincipal plus accrued interest in the amount of $2.4 million, Alps acquired Gaiam's investment in LIME for $1.5 million in cash, and David .Golden, Chief Financial Officer of Revolution, resigned from the Board of Directors of Gaiam. Also as part of the Agreement, Jirka Rysavy, Gaiam's Chairman and largest shareholder, purchased for $7.2 million Revolution Living's option to acquire approximately 2.3 million of his Gaiam shares at $10 per share. The price to repurchase the option was calculated as the spread between the negotiated $13.14 share price for Gaiam's purchase of the shares from Revolution Living and the $10 option exercise price. The $13.14 per share price agreed to by the parties was the average price over the last 90 days of Gaiam's shares prior to the closing. As of the date of repurchase, the 2.5 million shares are reflected as Treasury stock on Gaiam's Consolidated Balance Sheet.

SCHEDULE II - CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2006, 2005 and 2004 (in thousands)

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year (1)
Allowance for doubtful accounts:				
2006	$761	$1,230	$811	$1,180
2005	$642	$945	$826	$761
2004	$801	$892	$1,051	$642
Reserve for sales returns:				
2006	$4,819	$17,457	$15,385	$6,891
2005	$1,814	$6,350	$3,345	$4,819
2004	$1,133	$3,737	$3,056	$1,814

(1) Includes reserves associated with acquired assets/companies.

DIRECTORS AND EXECUTIVE OFFICERS

The information required by this section is incorporated herein by reference to Gaiam's Proxy Statement for its Annual Meeting of Shareholders, to be held on June 19, 2007, to be filed with the Commission pursuant to Regulation 14A.

GENERAL INFORMATION

BOARD OF DIRECTORS

Jirka Rysavy
Founder, Chairman of Gaiam

Lynn Powers
President of Gaiam

James Argyropoulos
Founder and former Chairman of
The Cherokee Group

Barnet M. Feinblum
CEO of Organic Vintners;
Former CEO of Horizon Organic and
Celestial Seasonings

Barbara Mowry
CEO of Silver Creek Systems;
Former CEO of Requisite Technology

Ted Nark
Former CEO and Chairman of
White Cap Industries;
Former CEO of Corporate Express Australia

Paul H. Ray
Author of "The Integral Culture
Survey," a study that first identified
Cultural Creatives

Trading information

The common stock of Gaiam, Inc. is traded on the NASDAQ Stock Market (symbol: GAIA). If you wish to become a shareholder, please contact a stockbroker.

DIVIDEND POLICY

We have never paid cash dividends on our common stock.

Ordering Financial Statements

A copy of our annual report or form 10-K may be obtained without charge upon written request to:

Gaiam, Inc. Investor Relations
360 Interlocken Blvd.
Broomfield, CO 80021
investorrelations@gaiam.com

We do not mail quarterly financial reports to shareholders. This information is available on our website: www.gaiam.com.

ANNUAL MEETING

Tuesday, June 19, 2007
4:30 p.m. (MST)
Omni Interlocken Resort
500 Interlocken Blvd.
Broomfield, CO 80021

TRANSFER AGENT & REGISTRAR

Information about stock certificates, address changes, and shareholding matters can be obtained from:

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, CO 80401
Tel: 303.262.0600
www.computershare.com



Gaiam Code of Ethics

Say what we mean and stand for what is right.

Be honest and trustworthy in all of our activities, relationships and communications.

Foster an atmosphere in which fair employment practices extend to every member of the Gaiam community.

Ensure that we treat one another with dignity and respect, appreciating the diversity and uniqueness of all of our members.

Strive to create a safe and supportive workplace, promote healthy lifestyles, foster and encourage personal development, and protect the environment and all living things.

Through leadership at all levels, sustain a culture where ethical conduct is recognized, valued and exemplified by all employees.

Understand and obey the applicable laws and regulations governing our business conduct in all of the jurisdictions in which we operate.


"Never doubt that a small group
of thoughtful, committed citizens
can change the world; indeed
it is the only thing that ever has."
– Margaret Mead
END
www.gaiam.com
printed on 100% post-consumer recycled paper
processed chlorine free